                                                Filed Pursuant to Rule 424(b)(1)
                                                   Registration Number 333-25719

                                2,100,000 SHARES

[LOGO]         CONTINENTAL NATURAL GAS, INC.

                                  COMMON STOCK
                             ---------------------
       Of the 2,100,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") offered hereby (the "Offering"), 1,800,000 shares are being sold by Continental Natural Gas, Inc. ("CNG" or the "Company") and 300,000 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. Prior to the Offering there has been no public market for the Common Stock. The initial public offering price is $11.25 per share. See "Risk Factors -- No Prior Public Market" for the factors considered in determining the initial public offering price. After the Offering, the Company will remain under the control of affiliates of Gary C. Adams, Chairman of the Board, President and Chief Executive Officer of the Company. Such affiliates will be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's shareholders. See "Risk Factors -- Continued Control by Majority Shareholders."

     The Company has been approved for listing on the Nasdaq National Market under the symbol "CNGL", subject to official notice of issuance.

FOR A DISCUSSION OF MATERIAL RISKS IN CONNECTION WITH THE PURCHASE OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-11 OF THIS PROSPECTUS.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                                                                   PROCEEDS TO
                                        PRICE TO          UNDERWRITING         PROCEEDS TO           SELLING
                                         PUBLIC             DISCOUNT           COMPANY(2)          SHAREHOLDER
------------------------------------------------------------------------------------------------------------------
Per Share.........................       $11.25              $0.785              $10.465             $10.465
Total(3)..........................     $23,625,000         $1,648,500          $18,837,000         $3,139,500
==================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses payable by the Company estimated to be $700,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholder, will be $27,168,750, $1,895,775, $22,133,475 and $3,139,500, respectively. See
    "Underwriting."
                             ---------------------

     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment on or about August 6, 1997 at the offices of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                             ---------------------
OPPENHEIMER & CO., INC.                               SOUTHWEST SECURITIES, INC.

                 THE DATE OF THIS PROSPECTUS IS JULY 31, 1997.

Inside cover will be a two-page fold out with pictures of the Company's natural gas systems and plants and a map of Texas and Oklahoma showing the location of the Company's natural gas systems and plants.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company will provide without charge to each person who receives a copy of this Prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such request should be directed to: Continental Natural Gas, Inc., Attention: Garry
D. Smith, 1412 South Boston, Suite 500, Tulsa, Oklahoma 74119, (918) 582-4700.

     The Company intends to distribute to its shareholders annual reports containing audited financial statements certified by its independent auditors and to make available to its shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Certain terms, including several technical terms commonly used in the oil and gas industry, are defined in the "Glossary." As used in this Prospectus, the terms "Company" and "CNG" refer, unless the context requires otherwise, to Continental Natural Gas, Inc., its subsidiaries (including limited liability companies), joint venture entities managed by the Company or its subsidiaries and their interests therein. Unless otherwise noted, all references in this Prospectus to the number of shares of Common Stock outstanding and to be offered in the Offering assume no exercise of the over-allotment option granted to the Underwriters in connection with the Offering and the conversion of all outstanding shares of Convertible Preferred Stock of the Company ("Convertible Preferred Stock") into Common Stock prior to the effectiveness of the Registration Statement of which this Prospectus is a part. All information in this Prospectus has been adjusted to reflect an approximate 136-for-1 stock split in July 1997. No information is given in this Prospectus regarding the Company's recent acquisitions of the Spearman gas processing plant and of the Laverne gas processing plant except in "-- Recent Developments" and in "Business -- Recent Developments."

                                  THE COMPANY

     The Company is an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and natural gas liquids ("NGLs"). The Company owns and operates approximately 1,100 miles of natural gas gathering pipelines located in the Texas and Oklahoma panhandle region (the "Panhandle Area") with a total throughput capacity of 383 MMcf/d and two interconnected natural gas processing plants with a total NGL production capacity of 490 Mgal/d. CNG provides essential services to natural gas producers in the Panhandle Area by (i) connecting the producers' wells to the Company's gathering systems, (ii) treating the producers' natural gas to ensure that it meets pipeline specifications, (iii) transporting the natural gas from the wellhead to CNG's processing plants where NGLs are extracted from the natural gas stream and (iv) providing access for the natural gas and NGLs to various markets in the Midwestern, Mid-Continent, Rocky Mountain and southern Texas regions (the "CNG Market Area") of the United States. The April 1996 and January 1997, editions of "Hart's Report on Gas Customer Satisfaction" published by Hart Publications, Inc. reported that CNG was rated the most preferred natural gas purchaser in surveys of natural gas sellers. The Company markets the natural gas it gathers or processes ("on-system gas"), as well as natural gas it neither gathers nor processes ("off-system gas"), to utilities, end-users, other marketers and pipeline affiliates.

     From 1985 through 1990, CNG's activities were primarily limited to marketing off-system gas. Concurrent with the evolving deregulation of the natural gas industry, the Company began to acquire natural gas gathering systems and processing plants to complement its marketing business. Since 1990, the Company has completed approximately $64 million of acquisitions and system expansion projects. During March 1997, CNG's average gathering system throughput was 108 MMcf/d and average processing plant throughput was 135 MMcf/d. The Company's NGL production for March 1997, averaged 281 Mgal/d. Over the three years ended December 31, 1996, the Company's daily natural gas throughput has increased 92%. Primarily as a result of this growth, the Company's EBITDA (as defined in the Glossary) has increased to $9.5 million in 1996 from $1.7 million in 1994. For the three months ended March 31, 1997, the Company's EBITDA was $3.7 million.

     The Company's principal assets are located in the Panhandle Area, which is a major natural gas producing area with significant long-lived natural gas reserves. CNG's Beaver Plant and Beaver Gathering System were acquired in 1990 from El Paso Natural Gas Company and currently consist of approximately 300 miles of natural gas gathering pipelines, a 65 MMcf/d cryogenic processing plant and a 40 MMcf/d propane refrigeration plant yielding NGL production of 215 Mgal/d. The Beaver Plant is interconnected with the Company's Mocane Plant, which was acquired from affiliates of Conoco, Inc. and Chevron USA, Inc. in 1995. The Mocane Plant consists of two refrigerated lean oil absorption plants with a combined demonstrated capacity of 200 MMcf/d of natural gas and 280 Mgal/d of NGLs, approximately 140,000 barrels of underground NGL storage and a 6,700 barrel per day NGL fractionator. During the first half of 1996, the Company acquired approximately 800 miles of gas gathering assets located throughout the Texas panhandle in three separate transactions. These gathering assets (the "Texas Gathering Assets") were acquired for approximately $20.2 million from subsidiaries of Enron Corporation.

                               BUSINESS STRATEGY

     The Company's business strategy is to achieve sustainable growth in cash flow and earnings by (i) acquiring and constructing natural gas gathering systems and processing plants with excess capacity which complement CNG's marketing operations, (ii) improving the profitability of the Company's existing systems and plants by increasing their utilization and efficiency and (iii) expanding its energy marketing services and sales volumes by offering natural gas producers and purchasers flexible contract terms, value-added services and other favorable arrangements.

     Expansion of Facilities. The Company seeks to acquire or make investments in projects that complement its existing systems or allow it to expand into new strategic areas and provide enhanced marketing opportunities. These investments typically include natural gas gathering, processing, treating or fractionation assets.

     Improving the Profitability of Existing Facilities. The Company seeks to maximize the profitability of its operations by (i) increasing natural gas throughput and processing levels, (ii) directing natural gas throughput to a particular Company-owned gas processing plant that maximizes product yields and/or margins, (iii) investing in assets that enhance product value and (iv) controlling operating and overhead expenses.

     Expanding Energy Marketing Services and Sales Volumes. CNG is a marketer of natural gas and NGLs. The Company plans to expand its energy marketing activities by continuing to offer creative, flexible contract terms that satisfy the objectives of producers at the wellhead and purchasers in the marketing of natural gas. The Company also seeks to increase its off-system marketing. In addition, the Company intends to expand into the sale of electric power to wholesale customers and industrial and commercial end-users. See
"Business -- Business Strategy."

                              RECENT DEVELOPMENTS

     In July 1997 the Company completed the acquisition of the Spearman gas processing plant (the "Spearman Plant") located in Ochitree County, Texas, for a purchase price of approximately $1.0 million. The Spearman Plant was shut-down in 1994 and has remained idle since that time. The current maximum throughput of the Spearman Plant is estimated to be approximately 50 MMcf/d utilizing a refrigerated lean-oil absorption process, producing approximately 86 Mgal/d of NGLs. The Company believes that it will be able to utilize the Spearman Plant for processing natural gas the Company gathers through its nearby Spearman gathering system which is part of the Texas Gathering Assets.

     In July 1997 the Company purchased from Conoco, Inc. ("Conoco") and its affiliate a 36% interest in the Laverne gas processing plant (the "Laverne Plant") located in Harper County, Oklahoma, for a purchase price of $2.9 million (the "Laverne Plant Acquisition"). Prior to the Laverne Plant Acquisition, the Company had acquired approximately 17% of the plant for $1.4 million and presently owns approximately 53% of the Laverne Plant. Concurrent with the Laverne Plant Acquisition, certain litigation between the Company and the Conoco affiliate was settled. See "Business -- Legal Proceedings."

     The Laverne Plant consists of a 200 MMcf/d cryogenic gas processing facility, complete with NGL fractionation capability and above-ground storage. The Laverne Plant straddles GPM Gas Corporation's Laverne natural gas gathering system. Natural gas production feeding the Laverne Plant originates from the Mocane-Laverne field. The plant is located approximately eight miles east of the Beaver Plant. Current natural gas throughput at the Laverne Plant is approximately 70 MMcf/d, yielding approximately 180 Mgal/d of NGLs. Due to the Laverne Plant's proximity to CNG's other assets and its substantial underutilized capacity, the Company believes that the Laverne Plant will enhance the Company's existing operations in the Panhandle Area.

                                  THE OFFERING

Common Stock Offered by the Company.......    1,800,000 shares

Common Stock Offered by Selling
Shareholder...............................      300,000 shares
                                              ---------

  Total...................................    2,100,000 shares
                                              =========

Common Stock to be Outstanding after the
Offering(1)...............................    6,000,000 shares

Use of Proceeds...........................    The net proceeds to the Company
                                              from the Offering will be used to
                                              repay outstanding bank borrowings,
                                              pay accrued dividends on the
                                              Convertible Preferred Stock and
                                              for other general corporate
                                              purposes. See "Use of Proceeds."
                                              The Company will not receive any
                                              of the proceeds from the sale of
                                              shares by the Selling Shareholder.

Nasdaq National Market Symbol.............    CNGL
---------------

(1) Excludes (i) 204,000 shares subject to outstanding options under the Company's 1996 Incentive Stock Option Plan (the "1996 Stock Plan") and (ii) 600,000 shares reserved for future issuance and issuable upon grant of options, stock appreciation rights and stock grants under the Company's 1997 Stock Plan (the "1997 Stock Plan").

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

    The following table presents summary financial and operating information. The financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from the Company's Consolidated Financial Statements included herein which have been audited by Coopers & Lybrand L.L.P., independent accountants. The data for and at the end of the three month periods ended March 31, 1996 and 1997, have been derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus and reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods. Results of operations for the three months ended March 31, 1997, are not necessarily indicative of the results to be achieved for the year ending December 31, 1997. The summary financial data should be read in conjunction with the Company's Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                                                 THREE MONTHS
                                                              FOR THE YEARS ENDED DECEMBER 31,                  ENDED MARCH 31,
                                                   ------------------------------------------------------     -------------------
                                                     1992         1993       1994       1995       1996         1996       1997
                                                   --------     --------   --------   --------   --------     --------   --------
                                                                                                                  (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
STATEMENT OF OPERATIONS DATA:
  Revenues
    Natural gas sales............................  $124,981     $126,583   $100,477   $ 95,631   $208,779     $ 32,670   $ 78,788
    Natural gas liquids sales....................    10,102       23,177     19,572     24,804     34,757        6,195      8,881
    Gathering fees...............................        --           --         --         --      1,995           --        843
    Other........................................     1,239        1,308        260        763      1,130          455         15
                                                   --------     --------   --------   --------   --------     --------   --------
    Total operating revenue......................   136,322      151,068    120,309    121,198    246,661       39,320     88,527
  Operating costs and expenses
    Cost of purchased natural gas................   125,872      137,560    111,038    107,642    225,535       34,493     81,417
    Operating expenses...........................     3,617        5,530      3,930      4,366      5,978        1,382      1,559
    General and administrative...................     4,050        3,847      3,601      3,840      5,623        1,310      1,842
    Depreciation, depletion and amortization.....     1,067        1,741      1,505      1,367      2,854          473        899
                                                   --------     --------   --------   --------   --------     --------   --------
    Total operating costs and expenses...........   134,606      148,678    120,074    117,215    239,990       37,658     85,717
  Operating income...............................     1,716        2,390        235      3,983      6,671        1,662      2,810
  Other income (expense), net....................      (448)      (1,028)     4,648     (1,047)    (2,686)        (264)    (1,171)
                                                   --------     --------   --------   --------   --------     --------   --------
Income before income taxes, extraordinary item
  and cumulative effect of accounting change.....     1,268        1,362      4,883      2,936      3,985        1,398      1,639
Income tax (expense) benefit.....................        --          (47)      (127)     2,174      3,635          (30)      (652)
                                                   --------     --------   --------   --------   --------     --------   --------
Income before extraordinary item and cumulative
  effect of accounting change....................  $  1,268     $  1,315   $  4,756   $  5,110   $  7,620     $  1,368   $    987
                                                   ========     ========   ========   ========   ========     ========   ========
Net income.......................................  $  1,268     $  1,695   $  4,756   $  5,110   $  7,193     $  1,368   $    987
                                                   ========     ========   ========   ========   ========     ========   ========
Pro forma operating revenue......................                                                $246,058(1)             $ 88,527(1)
Pro forma income before extraordinary item.......  $    786(2)                                      8,162(1)                1,198(1)
EARNINGS PER SHARE:
Primary:
  Income before extraordinary item and cumulative
    effect of accounting change..................  $    .41     $    .40   $   1.46   $   1.59   $   1.99     $    .37   $    .24
  Net income.....................................       .41          .52       1.46       1.59       1.87          .37        .24
Fully Diluted:
  Income before extraordinary item and cumulative
    effect of accounting change..................       .40          .40       1.45       1.59       1.71          .33        .22
  Net income.....................................       .40          .52       1.45       1.59       1.61          .33        .22
Pro forma income before extraordinary item:
  Primary........................................       .25(2)                                       1.42(1)                  .20(1)
  Fully diluted..................................       .25(2)                                       1.32(1)                  .19(1)
Weighted average common shares outstanding:
  Primary........................................     3,131        3,217      3,215      3,185      3,536        3,305      3,613
  Fully diluted..................................     3,135        3,232      3,242      3,186      4,466        4,155      4,393
OTHER DATA:
  Capital expenditures...........................  $ 13,986     $  2,267   $  3,097   $ 12,311   $ 30,761     $ 10,418   $  3,498
  EBITDA(3)......................................     2,782        4,132      1,739      5,350      9,525        2,135      3,709
  Natural gas throughput gathered and/or
    processed (MMcf/d)...........................        60           93         95        125        182          121        213
  NGLs production (Mgal/d).......................       105          251        249        265        264          245        269
  Average NGL price (per gallon).................  $    .27     $    .26   $    .22   $    .26   $    .36     $    .28   $    .37

                                                                    MARCH 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $ (2,773)      $ (2,339)
  Property, plant and equipment (net).......................    62,751         62,751
  Total assets..............................................   117,064        117,498
  Long-term debt, excluding current portion.................    38,071         21,071
  Total liabilities.........................................    93,924         76,924
  Shareholders' equity......................................    23,140         40,574

---------------

(1) Excludes the results of operations related to the Company's interests in oil and gas properties which were sold to an affiliated company in 1996, and includes the effect of debt to be extinguished with proceeds from the sale of Common Stock pursuant to the Offering.
(2) Includes a pro forma income tax provision for 1992 when the Company was an S-corporation and thus not subject to income taxes.
(3) See definition in the "Glossary" section of this Prospectus.
(4) Adjusted to give effect to the payment by the Company of $111,750 in cumulative unpaid dividends on the Convertible Preferred Stock subsequent to March 31, 1997, the sale by the Company of 1,800,000 shares of Common Stock in the Offering and the application of the net proceeds to the Offering. Estimated net proceeds of the Offering ($18.1 million) have been applied to liquidate long term debt ($17.0 million) and to pay the remaining cumulative unpaid dividend on the Convertible Preferred Stock ($587,250) with the balance increasing cash.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

COMMODITY PRICE FLUCTUATIONS

     The Company's products, including NGLs, natural gas and related by-products, are commodities. Because the Company's contracts generally do not fix a long-term price for the products it purchases or sells, market changes in the price of such products have a direct and immediate effect (whether favorable or adverse) upon the revenues and profitability of the Company. In particular, because the Company is a purchaser of natural gas at the wellhead and a seller of NGLs extracted from natural gas, a contraction in the margin between the cost of natural gas and the sales price of NGLs could adversely affect the Company.

     Prices for the Company's products are subject to material change in response to relatively minor changes in supply and demand, general economic conditions and other market conditions over which the Company has no control. Other conditions affecting the Company's business include the level of domestic oil and gas production, the availability and prices of competing commodities and of alternative energy sources, the availability of local, intrastate and interstate transportation systems with adequate capacity, government regulation, the seasons, the weather and the impact of energy conservation efforts.

AVAILABILITY OF NATURAL GAS SUPPLY

     The Company must connect new wells to its gathering systems, contract for new natural gas supplies with third party pipelines or acquire additional gathering systems in order to maintain or increase throughput levels to offset depletion of wells currently under contract. Historically, while certain individual facilities have experienced decreases in dedicated reserves, the Company has connected new wells and contracted for new supplies with third-party pipelines which more than offset production depletion of existing wells. The ability to connect new wells to existing facilities is dependent upon levels of oil and gas development activity near existing facilities. Significant competition for connections to newly drilled wells exists in every geographic area served by the Company. Significant competition also exists for the acquisition of existing gathering systems. There can be no assurance that the Company will renew its existing supply contracts or that it will be able to acquire new supplies of natural gas at a rate necessary to offset depletion of wells currently under contract.

CONTINUED CONTROL BY MAJORITY SHAREHOLDERS

     After giving effect to the Offering, Adams Affiliates, Inc. ("Adams Affiliates") and Cottonwood Partnership (collectively, the "Majority Shareholders"), will directly control approximately 57.3% of the outstanding Common Stock (54.4% if the Underwriters' over-allotment option is exercised in full). Gary C. Adams, the Chairman of the Board, President and Chief Executive Officer of the Company, is Chief Executive Officer of Cottonwood Partnership which, in turn, owns a majority interest in Adams Affiliates. See "Certain Transactions." After the Offering, the Majority Shareholders will be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's shareholders. This presents the potential for a conflict of interest between the Company and its controlling officers, shareholders and directors. Provisions of the Company's Certificate of Incorporation also strengthen the control of the Majority Shareholders over the Company and may act to reduce the likelihood of a successful attempt to take over the Company or any acquisition of a substantial amount of Common Stock without the Majority Shareholders' consent. See "Principal and Selling Shareholders" and "Description of Capital Stock."

DEPENDENCE ON THIRD-PARTY PIPELINES

     In 1996, approximately 60% of the Company's natural gas volume was delivered to its processing plants through the interstate pipeline systems of Northern Natural Gas Company ("NNG") and Transwestern Pipeline Company ("TW"), and substantially all sales of natural gas by the Company were effected through deliveries on interstate pipelines. In addition, the Company has partially relied on third-party gathering systems for access to and transportation of contracted natural gas supplies. As a result, a curtailment of the Company's supply of natural gas by pipelines or by third-party gathering systems, an impairment of the Company's ability to transport natural gas on interstate pipelines or a material increase in the rates charged to the Company for the transportation of natural gas by reason of a change in federal regulations or for any other reason, could have a material adverse effect upon the Company. In such event, other transportation arrangements would have to be obtained or alternative pipelines would need to be constructed by the Company. There can be no assurance that economically alternative transportation would be available to the Company or that alternative pipelines could be constructed economically.

     Interstate pipelines are authorized under the FERC regulations to impose penalties in the event the Company's deliveries and receipts from the pipeline are not balanced on a daily or monthly basis. The Company attempts to balance purchases and sales of natural gas on a daily and monthly basis so that the Company's total purchases and sales on any given day (or in any given month) are equal, thereby not incurring any significant pipeline imbalance penalties. Nonetheless, in the event the Company is unable to balance its purchases and sales within prescribed tolerances, the Company may incur severe pipeline balancing penalties or may be compelled to purchase natural gas at unattractive prices in order to alleviate these imbalances. In either instance, the Company could incur substantial losses. See "Business -- Sales and Marketing -- Transportation."

NET OPERATING LOSS CARRYFORWARDS

     The Company has been able to utilize net operating loss carryforwards ("NOLs") to offset approximately $37 million of income in prior years and thereby reduce or eliminate its tax liability. At December 31, 1996, the Company had an available NOL of approximately $17.5 million, which it intends to utilize to offset its taxable income for the current and future years. Due to the lack of legal precedent with respect to the tax rules governing the Company's NOLs, both the availability of the Company's NOLs and its prior utilization of NOLs may be challenged. Management believes that the Company has been, and will continue to be, legally entitled to use its NOLs. Should the Internal Revenue Service audit and disallow prior or future use of the Company's NOLs and such disallowance be upheld upon appeal, the Company would incur additional tax liability, penalties and interest. Any such additional tax liability could have a material adverse effect on the financial condition of the Company. The ability of the Company to utilize its NOLs in the future will also depend upon the generation of sufficient taxable income prior to the expiration of its NOLs. Thus, there is no assurance that the Company will be able to utilize its NOLs prior to expiration. See Note 8 of the Notes to the Consolidated Financial Statements of the Company included herein.

     Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, in the event that a substantial change in the ownership of the Company were to occur in the future (whether through the sale of stock by the Majority Shareholders, new issuances of stock by the Company, conversions, a redemption, recapitalization, reorganization, any combination of the foregoing or any other method) so that ownership of more than 50% of the value of the Company's capital stock changed during any three-year period, the Company's ability to utilize its NOLs could be substantially limited. For each taxable year ending after such a change in ownership, the Company would not be able to fully use its NOLs; it would only be able to use an amount equal to the "sec. 382 limitation." The sec. 382 limitation is an amount equal to a designated percentage of the equity value of the Company at the time of the change of ownership. The percentage used is the federal long-term tax-exempt rate.

     At present, neither the Company nor the Majority Shareholders intend to sell stock, issue additional stock, make any acquisitions in exchange for stock or take any other action which would constitute such a change in ownership and cause the sec. 382 limitation to apply.

OPERATIONAL RISKS

     The Company is subject to all of the risks generally associated with the gathering, processing, marketing and storage of natural gas and NGLs, including damage or loss to its own personnel and property, as well as the personnel and property of third-parties. Such loss or damage could result, among other things, from acts of God, negligent acts of personnel, or systems failures, resulting in fires and explosions, leakage of natural gas or spills of NGLs. Any of these occurrences could result in the loss of natural gas and/or NGLs, environmental pollution, personal injury claims or other damage to the property of the Company and others. Losses resulting from the occurrence of such events (notwithstanding insurance coverage for all or part of such losses) could have a material adverse effect on the financial condition and results of operation of the Company.

     The Company's inability to negotiate natural gas purchase or sale agreements or NGL sale agreements on favorable terms, or the failure of contracting third-parties to perform agreements with the Company could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will depend in large part on the personal efforts of its Chairman of the Board, President and Chief Executive Officer, Gary C. Adams, its Vice President of Marketing, Scott C. Longmore, its Vice President of Operations, Terry K. Spencer, and its Vice President and Controller, Garry D. Smith. The loss of the services of any of these persons could have a material adverse effect on the Company.

RISKS PERTAINING TO ACQUISITIONS

     Part of the Company's business strategy is to expand through acquisitions. The Company's future growth is partially dependent upon its ability to complete suitable acquisitions and effectively integrate acquired assets into the Company's operations. Suitable acquisitions, on terms acceptable to the Company, may not be available in the future or may require the Company to assume certain liabilities, including, without limitation, environmental liabilities, known or unknown.

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

     Demand for the Company's primary NGL product, propane, and the Company's principal commodity, natural gas, will generally increase during the winter because both products are used as heating fuels. The amount of such increased demand will depend to some extent upon the severity of the winter. Accordingly, Company revenues are likely to increase during winter months although the amount of increase and its effect on profitability cannot be predicted because of variations in weather and because the Company is also a purchaser of natural gas and typically experiences an increase in product costs during the winter. Because of the seasonality of the Company's business and fluctuations in the prices of its products, the Company's operating results for any past quarterly period may not necessarily be indicative of results for future periods and there can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."

DEPENDENCE ON ONE CUSTOMER

     Sales of NGLs to a single customer, a subsidiary of Mapco, Inc., accounted for 12% and 23% of the total revenue of the Company for fiscal years 1996 and 1995, respectively; however, the Company does not believe that the loss of such customer would have a material adverse effect on the Company because of the availability of other customers for the Company's products.

NO PRIOR PUBLIC MARKET

     There has been no prior public market for the Company's Common Stock. Even though the Common Stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the representatives of the Underwriters based on several factors and may bear no relationship to the market price of the Common Stock subsequent to the Offering. Numerous factors, including the general economy, announcements by the Company, its suppliers or competitors and fluctuations in the Company's quarterly and annual operating results, changes in earnings estimates by analysts, governmental regulatory action and general trends in the industry could significantly affect the future market price of the Common Stock. In addition, the stock market has historically experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company is subject to various local, state and federal laws and regulations including environmental laws and regulations. The Company believes that it is in substantial compliance with such laws and regulations; however, there is no assurance that such laws and regulations will not be changed in the future in a manner which will increase the burden and cost of compliance. In addition, significant liability could be imposed on the Company for damages, cleanup costs and penalties in the event of certain discharges into the environment. See "Business -- Government Regulation" and
"Business -- Environmental Matters."

     In March 1992, an environmental site assessment of the Laverne Plant indicated the presence of hydrocarbon-contaminated groundwater underlying a portion of the plant site. Under the direction of the Oklahoma Corporation Commission and based on the results of a pilot remediation project, a plan has been developed to remediate the site utilizing a biofiltration process to be installed during the last half of 1997 at an estimated cost of $1 million. The Company's share of this total cost is expected to be approximately $170,000. See "Business -- Recent Developments."

     The Company is currently involved in pending proceedings at the FERC in which certain parties allege that the primary function of the Company's processing plants is interstate transportation and thus that they are subject to FERC rate and certificate regulation. While the Company believes that its business is not subject to regulation by the FERC, it cannot predict the outcome of these proceedings, nor can it predict the effect a ruling would have on the Company's business. See "Business -- Government Regulation."

LITIGATION

     The Company is involved in certain legal proceedings. Although the Company believes that the final outcome of any legal proceedings will not have a material adverse effect on the Company, the inherent uncertainty of litigation makes it impossible to give assurance regarding the effect of such litigation on the Company. See "Business -- Legal Proceedings."

ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and Bylaws of the Company and Oklahoma law include certain provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder of the Company might consider to be in the best interests of the Company or its shareholders. See "Description of Capital Stock."

DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the amount of $4.49 in the net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after the Offering could adversely affect the market price of the Common Stock. The Company currently has outstanding 4,200,000 shares of its Common Stock. In addition, the Company has 600,000 shares reserved for future issuance upon the exercise of options or other rights granted under the 1997 Stock Plan and 204,000 shares subject to outstanding options under the 1996 Stock Plan. Of the 6,000,000 shares of Common Stock to be outstanding following the Offering, the 2,100,000 shares being offered hereby will be freely tradeable without restrictions or additional registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,900,000 shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. All of these shares, except as limited by lock-up agreements, will be eligible for resale pursuant to Rule 144 under the Securities Act ("Rule 144"). In connection with the Offering, all shareholders of the Company have agreed not to offer, sell or otherwise dispose of a total of 3,900,000 shares held by them for a period of 180 days after the effective date of the Offering, without the prior written consent of the representatives of the Underwriters. Substantially all of the shares subject to this lock-up agreement would otherwise be available for resale upon the effective date of the Offering under Rule 144. Sales of a substantial amount of the currently outstanding shares of Common Stock in the public market may adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital should such sales occur at a time when it would be beneficial for the Company to sell securities. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

COMPETITION

     The Company faces strong competition in every aspect of its business, including the purchase and transportation of natural gas and the sale of natural gas and NGLs. The Company's competitors include major integrated oil and gas companies, affiliates of major interstate and intrastate pipeline companies, natural gas gatherers and natural gas marketers of varying size, financial resources and experience. Many of these competitors, particularly those affiliated with major oil and gas and interstate and intrastate pipeline companies, have capital resources and control supplies of natural gas substantially greater than those of the Company. See "Business -- Competition."

                                  THE COMPANY

     The Company is an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and NGLs. From 1985 through 1990, CNG's activities were primarily limited to marketing off-system gas. Concurrent with the evolving deregulation of the natural gas industry, the Company began to acquire natural gas gathering systems and processing plants to complement its marketing business. As a result of these acquisitions, the Company now derives the majority of its operating income from gathering, processing and marketing activities associated with these assets. The Company does not own any natural gas reserves.

     During 1996, CNG transferred substantially all of its operating assets to three limited liability companies in order to limit the potential liability of any single operating company to the assets and business of that company. The Company owns 99% of each such limited liability company and the remaining 1% is owned by Continental Holdings Company, a wholly-owned subsidiary of CNG.

     Currently, approximately 90% of the outstanding Common Stock of the Company is owned by the Majority Shareholders, which are affiliated entities. Gary C. Adams, the Chairman of the Board, President and Chief Executive Officer of the Company, is Chief Executive Officer of Cottonwood Partnership which, in turn, owns a majority interest in Adams Affiliates. See "Principal and Selling Shareholders." Following the Offering, those entities will own approximately 57.3% of the outstanding Common Stock of the Company.

     The Company, which is an Oklahoma corporation, has its principal offices at 1412 South Boston, Suite 500, Tulsa, Oklahoma 74119. Its telephone number is
(918) 582-4700.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,800,000 shares of Common Stock offered by the Company hereby, at an initial public offering price of $11.25 per share, after deduction of the underwriting discount and offering expenses payable by the Company, are estimated to be approximately $18.1 million ($21.4 million if the Underwriters' over-allotment option is exercised in full). The Company will receive none of the proceeds from the sale of Common Stock by the Selling Shareholder.

     Of such proceeds, the Company plans to use approximately $17 million to pay a portion of the Company's existing indebtedness to ING Capital Corporation under its term loan, approximately $587,000 to pay accumulated dividends on the Convertible Preferred Stock and the balance for other general corporate purposes. The interest rate under the Company's term loan varies at the Company's election and may be either (i) up to 3/4% (depending upon the Company's financial performance) above the greater of (x) the arithmetic average of the prime rates announced by Chase Manhattan Bank, Citibank, N.A. and Morgan Guaranty Trust Company of New York or (y) the federal funds rate as published by the Federal Reserve Bank of New York plus 1/2%; or (ii) 1.375% to 2.50% (depending upon the Company's financial performance) above the London Interbank Offered Rate (LIBOR). The Company's term loan matures on July 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing investment grade securities, including government obligations and other money market instruments.

                                DIVIDEND POLICY

     Although the Company paid a dividend of $24,217 in 1995, the Company does not intend to pay any cash dividends on its Common Stock and anticipates that, for the foreseeable future, it will retain any earnings for use in the operation and expansion of its business. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions (including restrictions contained in agreements relating to the Company's credit facility), restrictions imposed by applicable law, capital requirements and other factors deemed relevant by the Company's Board of Directors. The Company's current credit facility prohibits the payment of dividends on its Common Stock until December 30, 1997, and thereafter prohibits the payment of dividends in excess of 10% of the Company's annual consolidated net income.

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997 was approximately $22.4 million or $5.34 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock issued and outstanding, adjusted for the conversion of the Convertible Preferred Stock into 586,847 shares of Common Stock and the payment of cumulative unpaid dividends of $699,000 as of March 31, 1997. After giving effect to the sale of the 1,800,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $11.25 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company as of March 31, 1997 would have been $40.6 million, or $6.76 per share. This represents an immediate increase in net tangible book value of $1.42 per share to existing shareholders and an immediate dilution of $4.49 per share to new investors.

     The following table illustrates this per share dilution:

Assumed initial public offering price.......................          $11.25
  Pro forma net tangible book value before the Offering.....  5.34
  Increase in pro forma net tangible book value attributable to new investors.......................................  1.42
Pro forma net tangible book value after the Offering........  6.76
                                                                      ------
Dilution to new investors...................................          $ 4.49
                                                                      ======

     The computations in the table above exclude 204,000 shares of Common Stock issuable upon the exercise of stock options granted under the 1996 Stock Plan and 600,000 shares of Common Stock issuable pursuant to awards to be granted under the 1997 Stock Plan. To the extent such awards under the 1997 Stock Plan are made and vest or are exercised, there may be further dilution to new investors. See "Management -- Executive Compensation."

     The following table summarizes, on a pro forma basis as of March 31, 1997, the differences in the total consideration paid and the average price per share paid by the Company's existing shareholders during the past five years and by purchasers of the shares offered hereby:

                                                          TOTAL CONSIDERATION       AVERAGE
                                NUMBER       PERCENT     ----------------------      PRICE
                               OF SHARES    PURCHASED      AMOUNT       PERCENT    PER SHARE
                               ---------    ---------    -----------    -------    ---------
Existing shareholders........    665,997        24%      $   153,040        1%      $  .23
New investors................  2,100,000        76        23,625,000       99        11.25
                               ---------       ---       -----------      ---
          Total..............  2,765,997       100%      $23,778,040      100%
                               =========       ===       ===========      ===

     The computation in the table above includes Common Stock acquired by officers and directors during the past five years and shares issuable upon exercise of outstanding options, which options are exercisable only if certain performance criteria of the Company are met during the years of 1997 through 1999.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the issuance and sale by the Company of 1,800,000 shares of Common Stock in the Offering at the initial public offering price of $11.25 per share, the application of the estimated net proceeds therefrom and the conversion of the Convertible Preferred Stock into 586,847 shares of Common Stock. See "Use of Proceeds" and the Company's Consolidated Financial Statements included herein. This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                               AS OF MARCH 31, 1997
                                                              ----------------------
                                                                             AS
                                                              ACTUAL     ADJUSTED(1)
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligations...............................................  $ 3,217     $   3,217
                                                              =======     =========
Long-term debt and capital lease obligations(2):
  Bank borrowings...........................................  $38,071     $  21,071
  Capital lease obligations.................................    6,276         6,276
                                                              -------     ---------
          Total long-term debt and capital lease
            obligations.....................................   44,347        27,347
Shareholders' equity(3):
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued................................        0             0
  Convertible preferred stock, $1 par value, $40,000
     liquidation value, 200 shares authorized, 149 shares
     issued and outstanding.................................      149             0
  Common stock, $.01 par value, 60,000,000 shares
     authorized, 3,919,156 shares issued, 6,000,000 as
     adjusted...............................................       39            60
  Additional paid-in capital................................   12,376        30,488
  Retained earnings.........................................   11,029        10,330
  Treasury stock, at cost (306,003 shares)..................     (204)         (204)
  Receivable from stock sale................................     (100)         (100)
                                                              -------     ---------
          Total shareholders' equity........................  $23,140     $  40,574
                                                              -------     ---------
          Total capitalization..............................  $67,487     $  67,921
                                                              =======     =========

---------------

(1) Adjusted to give effect to (i) the sale by the Company of 1,800,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom and (ii) the conversion of the Convertible Preferred Stock into 586,847 shares of Common Stock and the payment of unpaid dividends of $699,000 attributable to the Convertible Preferred Stock. See "Use of Proceeds."

(2) See Notes 5 and 6 of the Notes to the Company's Consolidated Financial Statements included herein.

(3) See Note 11 of the Notes to the Company's Consolidated Financial Statements included herein.

           SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

     The following table presents selected financial and operating information for the Company as of the end of and for each of the five years in the period ended December 31, 1996 and for the three month periods ended March 31, 1996 and 1997. The financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from the Company's Consolidated Financial Statements included herein which have been audited by Coopers & Lybrand L.L.P., independent accountants. The data for and at the end of the three month periods ended March 31, 1996 and 1997, have been derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus and reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods. Results of operations for the three months ended March 31, 1997, are not necessarily indicative of the results to be achieved for the year ending December 31, 1997. The selected financial data should be read in conjunction with the Company's Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                                                 THREE MONTHS
                                                                FOR THE YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                                     -----------------------------------------------------    -------------------
                                                       1992        1993       1994       1995       1996        1996       1997
                                                     --------    --------   --------   --------   --------    --------   --------
                                                                                                                  (UNAUDITED)

                                                                   (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
STATEMENT OF OPERATIONS DATA:
  Revenues
    Natural gas sales..............................  $124,981    $126,583   $100,477   $ 95,631   $208,779    $ 32,670   $ 78,788
    Natural gas liquids sales......................    10,102      23,177     19,572     24,804     34,757       6,195      8,881
    Gathering fees.................................        --          --         --         --      1,995          --        843
    Other..........................................     1,239       1,308        260        763      1,130         455         15
                                                     --------    --------   --------   --------   --------    --------   --------
        Total operating revenue....................   136,322     151,068    120,309    121,198    246,661      39,320     88,527
  Operating costs and expenses
    Cost of purchased natural gas..................   125,872     137,560    111,038    107,642    225,535      34,493     81,417
    Operating expenses.............................     3,617       5,530      3,930      4,366      5,978       1,382      1,559
    General and administrative.....................     4,050       3,847      3,601      3,840      5,623       1,310      1,842
    Depreciation, depletion and amortization.......     1,067       1,741      1,505      1,367      2,854         473        899
                                                     --------    --------   --------   --------   --------    --------   --------
        Total operating costs and expenses.........   134,606     148,678    120,074    117,215    239,990      37,658     85,717
  Operating income.................................     1,716       2,390        235      3,983      6,671       1,662      2,810
  Other income (expense), net......................      (448)     (1,028)     4,648     (1,047)    (2,686)       (264)    (1,171)
                                                     --------    --------   --------   --------   --------    --------   --------
Income before income taxes, extraordinary item and
  cumulative effect of accounting change...........     1,268       1,362      4,883      2,936      3,985       1,398      1,639
Income tax (expense) benefit.......................        --         (47)      (127)     2,174      3,635         (30)      (652)
                                                     --------    --------   --------   --------   --------    --------   --------
Income before extraordinary item and cumulative
  effect of accounting change......................  $  1,268    $  1,315   $  4,756   $  5,110   $  7,620    $  1,368   $    987
                                                     ========    ========   ========   ========   ========    ========   ========
Net income.........................................  $  1,268    $  1,695   $  4,756   $  5,110   $  7,193    $  1,368   $    987
                                                     ========    ========   ========   ========   ========    ========   ========
Pro forma operating revenue........................                                               $246,058(1)            $ 88,527(1)
Pro forma income before extraordinary item.........  $    786(2)                                     8,162(1)               1,198(1)
EARNINGS PER SHARE:
Primary:
  Income before extraordinary item and cumulative
    effect of accounting change....................  $    .41    $    .40   $   1.46   $   1.59   $   1.99    $    .37   $    .24
  Net income.......................................       .41         .52       1.46       1.59       1.87         .37        .24
Fully Diluted:
  Income before extraordinary item and cumulative
    effect of accounting change....................       .40         .40       1.45       1.59       1.71         .33        .22
  Net income.......................................       .40         .52       1.45       1.59       1.61         .33        .22
Pro forma income before extraordinary item:
  Primary..........................................       .25(2)                                      1.42(1)                 .20(1)
  Fully diluted....................................       .25(2)                                      1.32(1)                 .19(1)
Weighted average common shares outstanding:
  Primary..........................................     3,131       3,217      3,215      3,185      3,536       3,305      3,613
  Fully diluted....................................     3,135       3,232      3,242      3,186      4,466       4,155      4,393

STATEMENT OF CASH FLOWS DATA:
  Cash flows provided by (used in) operating
    activities.....................................  $    174    $ 12,787   $  1,785   $  8,825   $ 23,535    $   (998)  $ (8,804)
  Cash flows provided by (used in) investing
    activities.....................................   (13,919)     (1,444)    10,188    (12,286)   (30,459)    (10,418)    (3,464)
  Cash flows provided by (used in) financing
    activities.....................................    14,036     (10,325)    (7,800)     2,325     23,345       8,100      5,974
OTHER DATA:
  Capital expenditures.............................  $ 13,986    $  2,267   $  3,097   $ 12,311   $ 30,761      10,418      3,498
  EBITDA(3)........................................     2,782       4,132      1,739      5,350      9,525       2,135      3,709
  Natural gas throughput gathered and/or
    processed (MMcf/d).............................        60          93         95        125        182         121        213
  NGLs production (Mgal/d).........................       105         251        249        265        264         245        269
  Average NGL price (per gal)......................  $    .27    $    .26   $    .22   $    .26   $    .36    $    .28   $    .37
BALANCE SHEET DATA:
  Property, plant and equipment (net)..............  $ 19,899    $ 22,231   $ 13,554   $ 28,346   $ 61,045    $ 37,332   $ 62,751
  Total assets.....................................    55,824      46,298     35,264     58,099    145,929      64,661    117,064
  Long-term debt, excluding current portion........     5,641       5,626      3,750      6,534     32,946      11,494     38,071
  Capital lease obligations, excluding current
    portion........................................     1,565       2,554        954      2,745      6,583       2,601      6,276
  Shareholders' equity.............................     5,379       7,397     12,153     16,754     22,153      18,368     23,140

---------------

(1) Excludes the results of operations related to the Company's interests in oil and gas properties which were sold to an affiliated company in 1996, and includes the effect of debt to be extinguished with proceeds from the sale of Common Stock pursuant to the Offering.

(2) Includes a pro forma income tax provision for 1992 when the Company was an S-corporation, and thus not subject to income taxes.

(3) See definition in the "Glossary" section of this Prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Since its formation, the Company has grown primarily as a result of acquisitions, facilities expansions and connections of additional natural gas reserves to its natural gas gathering systems. Additionally, the Company has increased its natural gas and NGL marketing operations. All historical financial information has been restated to reflect the Company's approximate 136-for-1 stock split effected in July 1997. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The Company's results of operations are determined primarily by the volume of natural gas purchased, processed and resold in its natural gas gathering systems and processing plants. The Company's off-system gas marketing activities also contribute to its profitability. Acquisitions of the Texas Gathering Assets in the second quarter of 1996 and the Mocane Plant in the first quarter of 1995 have had a significant impact on the Company's results of operations.

     Fluctuations in the price levels of natural gas and NGLs also affect results of operations since the Company generally receives a portion of the natural gas and NGLs revenue from natural gas throughput. Most of the Company's operating expenses do not vary materially with changes in natural gas throughput volume on existing systems; thus, increases or decreases in volumes on existing systems generally have a direct effect on the Company's profitability. Conversely, operating expenses such as compression rental and compression maintenance expenses vary with volume changes as compressor units are added or removed accordingly.

  Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

     Revenues. Total operating revenue increased 125% to $88.5 million for the three months ended March 31, 1997, compared to $39.3 million for the same period in 1996. Total natural gas sales increased 141% to $78.8 million for the three months ended March 31, 1997 from $32.7 million for the same period in 1996 as a result of a $22.1 million price-related increase due to average sales prices of $3.25 per Mcf in 1997 compared to $2.34 per Mcf in 1996 and a $24.0 million volume-related increase due to sales of 66.3 MMcf/d in 1997 compared to 38.2 MMcf/d in 1996. This increase in volume resulted primarily from increases in off-system gas marketing sales.

     NGL sales increased 43% to $8.9 million for the three months ended March 31, 1997, compared to $6.2 million for the same period in 1996 primarily as a result of a $2.1 million price-related increase due to average NGL sales prices of $0.37 per gallon in 1997 compared to $0.28 per gallon in 1996.

     The Company earned gathering fees of $0.8 million for the three months ended March 31, 1997, as a result of the acquisition of the Texas Gathering Assets. These assets are also utilized in the Company's processing activities by purchasing natural gas from producers served by the Company's systems and transporting it to the Beaver Plant for processing.

     Costs and Expenses. Total operating costs and expenses increased 128% to $85.7 million for the three months ended March 31, 1997, compared to $37.7 million for the same period in 1996. Total natural gas costs increased 136% to $81.4 million in 1997 from $34.5 million in 1996 as a result of increases in price and volume. The $24.4 million price-related increase (resulting from a change in average purchase prices of $3.07 per Mcf in 1997 from $2.15 per Mcf in
1996) was mitigated by approximately $0.5 million of avoided gathering fees caused by the integration of the Texas Gathering Assets into the Company's processing business. A $22.6 million volume-related increase resulted from purchases of 294.8 MMcf/d in 1997 compared to 178.2 MMcf/d in 1996. This increase in volume resulted primarily from increases in off-system gas marketing purchases.

     Operating expenses increased 13% to $1.6 million for the three months ended March 31, 1997 from $1.4 million for the same period in 1996. This was primarily due to operating activities from the acquisition of the Texas Gathering Assets.

     General and administrative expenses increased 41% to $1.8 million for the three months ended March 31, 1997 from $1.3 million in the same period in 1996. This increase was due primarily to the addition of marketing personnel and administrative support activities related to the Texas Gathering Assets.

     Depreciation, depletion and amortization increased 90% to $0.9 million for the three months ended March 31, 1997 from $0.5 million for the same period in 1996 primarily due to the acquisition of the Texas Gathering Assets and expansions at the Beaver Plant.

     Other Income (Expense). Interest income increased to $0.3 million for the three months ended March 31, 1997 from $50,000 for the same period in 1996 due to increased cash investments associated with contract advances received in the fourth quarter of 1996. During these same time periods, interest expense increased 350% to $1.5 million from $0.3 million primarily due to additional debt incurred to finance the acquisition of the Texas Gathering Assets.

     Income Taxes. Income tax expense increased to $0.7 million for the three months ended March 31, 1997 from $30,000 for the same period in 1996. For the three months ended March 31, 1997, the Company's effective income tax rate approximates the sum of the federal and state statutory rates, while in 1996 the Company's effective tax rate was significantly impacted by its net operating loss carryforwards.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total operating revenue increased 104% to $246.7 million for the year ended December 31, 1996, compared to $121.2 million for the same period in 1995. Total natural gas sales increased 118% to $208.8 million in 1996 from $95.6 million in 1995 as a result of a $79.1 million price-related increase due to average sales prices of $2.56 per Mcf in 1996, compared to $1.59 per Mcf in 1995 and a $34.1 million volume-related increase due to sales of 224.1 MMcf/d in 1996, compared to 165.1 MMcf/d in 1995. This increase in volume resulted primarily from increases in off-system gas marketing sales.

     NGL sales increased 40% to $34.8 million for the year ended December 31, 1996, compared to $24.8 million in 1995, primarily as a result of a $10.0 million price-related increase due to average NGL sales prices of $0.36 per gallon in 1996, compared to $0.26 per gallon in 1995.

     The Company earned gathering fees of $2.0 million for the year ended December 31, 1996, as a result of the acquisition of the Texas Gathering Assets in the second quarter of 1996.

     Other revenues including sales from oil and gas properties increased to $1.1 million in 1996 from $0.8 million in 1995. All the Company's oil and gas properties were sold to an affiliated entity in the third quarter of 1996 for $0.3 million, which approximated book value. Oil and gas producing activities contributed revenues of $0.6 million, $0.5 million and $0.2 million in 1996, 1995 and 1994, respectively.

     Costs and Expenses. Total operating costs and expenses increased 105% to $240.0 million for the year ended December 31, 1996, compared to $117.2 million for the same period in 1995. Total natural gas costs increased 110% to $225.5 million in 1996 from $107.6 million in 1995 as a result of increases in price and volume. The $85.2 million price-related increase (resulting from a change in average purchase prices of $2.46 per Mcf in 1996 from $1.53 per Mcf in 1995) was mitigated by approximately $0.5 million of avoided gathering fees caused by the integration of the Texas Gathering Assets into the Company's processing business. A $32.7 million volume-related increase resulted from purchases of
251.1 MMcf/d in 1996, compared to 192.6 MMcf/d in 1995. This increase in volume resulted primarily from increases in off-system marketing purchases.

     Operating expenses increased 37% to $6.0 million in 1996 from $4.4 million in 1995. This was due mainly to the increased operating activities from acquisition of the Texas Gathering Assets, expansions at the Beaver Plant and inclusion of Mocane Plant operating expenses for the full year.

     General and administrative expenses increased 46% to $5.6 million in 1996 from $3.8 million in 1995. This increase was due primarily to the addition of marketing personnel, administrative support activities related to the Texas Gathering Assets and ad valorem tax increases in connection with the acquisition of the Texas Gathering Assets and Beaver Plant expansion projects.

     Depreciation, depletion and amortization increased 109% to $2.9 million in 1996 from $1.4 million in 1995 primarily due to the acquisition of the Texas Gathering Assets, expansions at Beaver Plant and inclusion of the Mocane Plant for the full year.

     Other Income (Expense). Interest expense increased 196% to $2.7 million in 1996 from $0.9 million in 1995 due primarily to additional debt incurred to finance the acquisition of the Texas Gathering Assets.

     Income Taxes. The Company's effective income tax rate in 1996 and 1995 was significantly impacted by its net operating loss carryforwards. For financial statement purposes, recognition of the net operating loss carryforwards resulted in a tax benefit of $3.6 million in 1996 and $2.2 million in 1995. The Company anticipates that its effective tax rate in 1997 will approximate the sum of the federal and state statutory rates. See Note 8 to the Company's financial statements included elsewhere herein.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Total operating revenue increased to $121.2 million for the year ended December 31, 1995, from $120.3 million for the same period in 1994. Total natural gas sales decreased 5% to $95.6 million in 1995 from $100.5 million in 1994 as a result of a $20.8 million price-related decrease due to average sales prices of $1.59 per Mcf in 1995 compared to $1.93 per Mcf in 1994 and a $15.9 million volume-related increase due to sales of 165.1 MMcf/d in 1995, compared to 142.4 MMcf/d in 1994. This increase in volume resulted primarily from increases in on-system gas marketing sales.

     NGL sales increased 27% to $24.8 million for the year ended December 31, 1995, compared to $19.6 million in 1994, primarily as a result of a $4.1 million price-related increase due to average NGL sales prices of $0.26 per gallon in 1995, compared to $0.22 per gallon in 1994 and a $1.1 million volume-related increase due to sales of 265 Mgal/d in 1995, compared to 249 Mgal/d in 1994. This volume-related increase included NGL sales volume from the Mocane Plant acquisition of 104.0 Mgal/d, which was partially offset by decreased sales volume of 83.4 Mgal/d due to the divestiture of a gathering and processing system in Carlsbad, New Mexico (the "Carlsbad System") in 1994.

     Costs and Expenses. Total operating costs and expenses decreased to $117.2 million for the year ended December 31, 1995 from $120.1 million for the same period in 1994. Total natural gas costs decreased to $107.6 million in 1995 from $111.0 million in 1994 as a result of a $20.3 million price-related decrease due to average purchase prices of $1.53 per Mcf in 1995 compared to $1.82 per Mcf in 1994 offset by a $16.9 million volume-related increase due to purchases of 192.6 MMcf/d in 1995, compared to 167.2 MMcf/d in 1994. This increase in volume resulted primarily from increases in on-system gas marketing purchases.

     Operating expenses increased 11% to $4.4 million in 1995 from $3.9 million in 1994, due primarily to increased operating activities from the acquisition of the Mocane Plant.

     General and administrative expenses increased 7% to $3.8 million in 1995 from $3.6 million in 1994.

     Depreciation, depletion and amortization decreased 9% to $1.4 million in 1995 from $1.5 million in 1994, due primarily to the sale of the Carlsbad System in 1994 offset partially by the acquisition of the Mocane Plant in 1995.

     Other Income (Expense). Interest expense decreased 27% to $0.9 million in 1995 from $1.3 million in 1994. A gain of approximately $3.9 million (net of $1.3 million attributable to minority ownership interests) on the sale of certain gathering and processing assets was recognized by the Company during the fourth quarter of 1994. Additionally, in 1994, the Company recognized other income of $2.0 million from key-man life insurance policy proceeds due to the death of an officer.

     Income Taxes. The Company's effective income tax rate in 1995 and 1994 was significantly impacted by its net operating loss carryforwards. For financial statement recognition purposes, the net operating loss carryforwards resulted in a tax benefit of $2.2 million in 1995 while tax expense was $0.1 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     General. The Company's primary sources of liquidity and capital resources historically have been net cash provided by operating activities and bank borrowings. In addition, in 1994, the Company received $12.8 million from the sale of the Carlsbad System. The Company's principal uses of cash have been to fund operations and acquisitions.

     The following summary table reflects comparative cash flows for the Company for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997:

                                                                        THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,          MARCH 31,
                                        -----------------------------   ------------------
                                         1994       1995       1996       1996      1997
                                        -------   --------   --------   --------   -------
                                                          (IN THOUSANDS)
Net cash provided by (used in)
  operating activities................  $ 1,785   $  8,825   $ 23,535   $   (998)  $(8,804)
Net cash provided by (used in)
  investing activities................   10,188    (12,286)   (30,459)   (10,418)   (3,464)
Net cash provided by (used in)
  financing activities................   (7,800)     2,325     23,345      8,100     5,974

     For the three months ended March 31, 1997, net cash used in operating activities increased by approximately $7.8 million from the same period in 1996. This was mainly attributable to changes in working capital including the repayment of contract advances totaling $14.5 million. Excluding net changes in working capital components, the Company's operating activities generated $2.5 million for this period in 1997 and $1.9 million in 1996. Net cash provided by operating activities for the year ended 1996, increased by approximately $14.7 million from the same period in 1995. The increase resulted primarily from changes in working capital, including contract advances of approximately $22.8 million received by the Company related to commitments to sell natural gas and NGLs. It is anticipated that all such contract advances will be repaid in 1997, which will result in a decrease in cash flows from operating activities. Excluding net changes in working capital components, the Company's operating activities generated $6.6 million during 1996 as compared to $4.7 million in 1995, an increase of $1.9 million. Net cash provided by operating activities for 1995 increased by $7.0 million from 1994. This increase was due to a $2.0 million increase in net earnings adjusted for depreciation and amortization and other noncash items and a $5.0 million increase from working capital components.

     Cash used in investing activities for the three months ended March 31, 1997 was primarily for expansion projects on the Texas Gathering Assets. Cash used in investing activities for the same period in 1996 was mainly for the acquisition of a portion of the Texas Gathering Assets on March 31, 1996. For the year ended 1996, cash used in investing activities was principally related to the acquisition of the Texas Gathering Assets and various expansion projects on the Texas Gathering Assets and the Beaver Gathering System. In 1995, cash used in investing activities was related primarily to the acquisition of the Mocane Plant and related expenditures for the expansion of the Mocane fractionation facility and dual interconnecting pipelines from the Mocane Plant to the Beaver Plant. Cash provided by investing activities in 1994 was related to the receipt of $12.8 million from the sale of certain assets, which was offset by approximately $3.1 million of various upgrade and expansion projects.

     Cash provided by financing activities for the three months ended March 31, 1997 resulted from borrowing under the Company's revolving facility used for working capital requirements and funding various capital projects. Cash provided by financing activities for the same period in 1996 resulted mainly from long-term borrowing for the acquisition of a portion of the Texas Gathering Assets. For the year ended 1996, cash provided by financing activities resulted principally from long-term borrowing for the acquisition of the Texas Gathering Assets. In 1995, cash provided by financing activities resulted primarily from increased borrowing levels for various capital expenditures. In 1994, cash used in financing activities resulted primarily from the repayment of long-term debt. In 1996, the Company issued preferred stock and canceled certain indebtedness to acquire the minority interest ownership of a partnership holding one of the Company's processing plants.

Also in 1996, the Company redeemed 51 shares of Convertible Preferred Stock in exchange for the cancellation of indebtedness due from an affiliated entity.

     At December 31, 1996, the Company had NOLs totaling approximately $17.5 million for regular tax purposes and $18.0 million for alternative minimum tax purposes. If not utilized, these NOLs will expire from 1999 to 2003. Due to the lack of existing legal precedent with respect to the tax rules governing the Company's NOLs, both the availability of the Company's NOLs and its prior utilization of NOLs (totaling approximately $37 million) may be challenged. Disallowance of the use of the NOLs would result in taxes associated with prior utilization of the NOLs being currently payable.

     The Company believes that the net proceeds from the Offering, together with its current credit facilities and cash flows generated by its operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to obtain additional credit facilities, sell additional equity or debt securities or adjust the level of its operating and capital expenditures. The sale of additional equity securities could result in additional dilution to the Company's shareholders.

     Financing Facilities. The Company entered into a Credit Agreement with ING Capital Corporation as of December 30, 1996. The Credit Agreement contains a revolving facility and a term loan facility. The revolving facility has a maximum borrowing base of $25.0 million which had outstanding borrowings of $6.5 million as of March 31, 1997. Under the term loan facility approximately $33.6 million was outstanding as of March 31, 1997, while an additional $4.8 million was available for certain future acquisitions, including the acquisition of interests in the Laverne Plant. Interest rates under both the revolving facility and term facility are variable, at the Company's election, at: (i) up to 3/4% (depending upon the Company's financial performance) above the greater of (x) the arithmetic average of the prime rates announced by Chase Manhattan Bank, Citibank, N.A. and Morgan Guaranty Trust Company of New York or (y) the federal funds rate as published by the Federal Reserve Bank of New York plus 1/2%; or
(ii) 1.375% to 2.50% (depending upon the Company's financial performance) above the London Interbank Offered Rate (LIBOR). Current interest payments on the revolving facility and repayments under the term facility began on January 31, 1997. The revolving facility contains a sub-limit permitting the Company to issue Letters of Credit amounting, in the aggregate, to $18.0 million. As of March 31, 1997, the aggregate amount outstanding under these Letters of Credit was $6.0 million.

     The Company has also entered into a Letter of Credit and Reimbursement Agreement with Christiania Bank, New York Branch. Under the Reimbursement Agreement, Christiania Bank initially issued letters of credit in the aggregate amount of approximately $21.0 million to secure the Company's obligation under various contract advances. As of March 31, 1997, the aggregate amount outstanding under these Letters of Credit was $11.1 million. The Company pays a fee of 1 1/2% per annum for the amount of each Letter of Credit which is issued.

SEASONALITY

     The Company's results of operations fluctuate from quarter to quarter, due to variations in the prices and sales volumes of NGLs and natural gas. The Company's primary NGL product is propane, which is used for agricultural and home heating in the Company's market areas. Demand and prices of propane usually increase during the winter season and decrease during the summer season. The Company's principal commodity, natural gas, is used primarily for heating fuel for homes and industry, and for electric power generation. Demand and prices for natural gas usually increase during the winter season. While the Company's gross revenues typically increase or decrease seasonally, profitability from natural gas processing operations is affected by the margins between the cost of natural gas purchased and the sales prices of the NGLs extracted, which may not follow seasonal patterns.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 will change the computation, presentation and disclosure requirements for earnings per share. FAS 128 requires the presentation of "basic" and "diluted" earnings per share, as defined, for all entities with complex capital structures. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, and requires restatement of all prior period earnings per share amounts. The Company has not yet determined the impact that FAS 128 will have on its earnings per share when adopted.

     Statement of Position 96-1, "Environmental Remediation Liabilities," issued by the American Institute of Certified Public Accountants, will become effective for the Company in 1997. This statement establishes the timing and measurement of accruals for environmental liabilities. The Company does not anticipate that this standard will have a material effect on its financial condition or results of operations.

UNAUDITED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last five quarters. The data has been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in the Prospectus and includes all necessary adjustments, consisting only of normal recurring accruals that management considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                            THREE MONTHS ENDED
                                          -------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                            1996        1996       1996        1996       1997
                                          ---------   --------   ---------   --------   ---------
                                             (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
STATEMENTS OF OPERATIONS DATA:
  Operating revenues....................   $39,320    $42,098     $61,158    $104,085    $88,527
  Operating income(1)...................     1,662        377         694       3,938      2,810
  Income before extraordinary item......     1,368       (157)        (34)      6,443        987
  Net income............................     1,368       (157)        (34)      6,016        987
EARNINGS PER SHARE(2):
Primary:
  Income before extraordinary item......       .37       (.08)       (.05)       1.75        .24
  Net income............................       .37       (.08)       (.05)       1.63        .24
Fully diluted:
  Income before extraordinary item......       .33       (.08)       (.05)       1.42        .22
  Net income............................       .33       (.08)       (.05)       1.33        .22
OTHER DATA:
  General and administrative expense....     1,310      1,101       1,247       1,965      1,842
  Depreciation, depletion and
     amortization.......................       473        732         890         759        899
  EBITDA(3).............................     2,135      1,108       1,585       4,697      3,709
  Cash flows provided by (used in)
     operating activities...............      (998)     6,016       1,678      16,840     (8,804)

---------------

(1) Operating revenues less operating costs and expenses.

(2) Earnings per share are calculated independently for each quarter, and accordingly the sum of the four quarters may not equal the annual earnings per share amounts.

(3) See definition in the "Glossary" section of this Prospectus.

                                    BUSINESS

GENERAL

     The Company is an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and NGLs. The Company owns and operates approximately 1,100 miles of natural gas gathering pipelines located in the Panhandle Area with a total throughput capacity of 383 MMcf/d and two interconnected natural gas processing plants with a total NGL production capacity of 490 Mgal/d. CNG provides essential services to natural gas producers in the Panhandle Area by (i) connecting the producers' wells to the Company's gathering systems, (ii) treating the producers' natural gas to ensure that it meets pipeline specifications, (iii) transporting the natural gas from the wellhead to CNG's processing plants where NGLs are extracted from the natural gas stream and (iv) providing access for the natural gas and NGLs to various markets in the CNG Market Area of the United States. The April 1996 and January 1997, editions of "Hart's Report on Gas Customer Satisfaction" published by Hart Publications, Inc. reported that CNG was rated the most preferred natural gas purchaser in surveys of natural gas sellers. The Company markets on-system gas, as well as off-system gas, to utilities, end-users, other marketers and pipeline affiliates.

     From 1985 through 1990, CNG's activities were primarily limited to marketing off-system gas. Concurrent with the evolving deregulation of the natural gas industry, the Company began to acquire natural gas gathering systems and processing plants to complement its marketing business. Since 1990, the Company has completed approximately $64 million of acquisitions and system expansion projects. During March 1997, CNG's average gathering system throughput was 108 MMcf/d and average processing plant throughput was 135 MMcf/d. The Company's NGL production for March 1997, averaged 281 Mgal/d. Over the three years ended December 31, 1996, the Company's daily natural gas throughput has increased 92%. Primarily as a result of this growth, the Company's EBITDA (as defined in the Glossary) has increased to $9.5 million in 1996 from $1.7 million in 1994. For the three months ended March 31, 1997, the Company's EBITDA was $3.7 million.

     The Company's principal assets are located in the Panhandle Area, which is a major natural gas producing area with significant long-lived natural gas reserves. CNG's Beaver Plant and Beaver Gathering System were acquired in 1990 from El Paso Natural Gas Company and currently consist of approximately 300 miles of natural gas gathering pipelines, a 65 MMcf/d cryogenic processing plant and a 40 MMcf/d propane refrigeration plant yielding NGL production of 215 Mgal/d. The Beaver Plant is interconnected with the Company's Mocane Plant, which was acquired from affiliates of Conoco, Inc. and Chevron USA, Inc. in 1995. The Mocane Plant consists of two refrigerated lean oil absorption plants with a combined demonstrated capacity of 200 MMcf/d of natural gas and 280 Mgal/d of NGLs, approximately 140,000 barrels of underground NGL storage and a 6,700 barrel per day NGL fractionator. During the first half of 1996, the Company acquired approximately 800 miles of gas gathering assets located throughout the Texas panhandle in three separate transactions. These gathering assets were acquired for approximately $20.2 million from subsidiaries of Enron Corporation.

     Although the Company's principal growth in recent years has been derived from its gathering and processing operations, the Company's sale of off-system gas, which does not enter its gathering or processing facilities, remains a significant portion of its business. In 1996, revenue from the sale of off-system gas accounted for approximately 53% of the Company's total operating revenue. The Company marketed the off-system gas of over 70 producers via 15 interstate and intrastate pipelines during 1996. The Company's entry into and continued participation in the off-system gas business has relied upon federal regulations mandating the delivery of third-party natural gas by interstate pipelines. A material change in such regulations could adversely affect the Company's off-system gas operations. See "Risk Factors -- Dependence on Third-Party Pipelines" and "Business -- Government Regulations."

BUSINESS STRATEGY

     The Company's business strategy is to achieve sustainable growth in cash flow and earnings by (i) acquiring and constructing natural gas gathering systems and processing plants with excess capacity which complement CNG's marketing operations, (ii) improving the profitability of the Company's existing systems and plants by increasing their utilization and efficiency and (iii) expanding its energy marketing services and sales volumes by offering natural gas producers and purchasers flexible contract terms, value-added services and other favorable arrangements.

     Expansion of Facilities. The Company seeks to acquire or make investments in projects that complement its existing systems or allow it to expand into new strategic areas and provide enhanced marketing opportunities. These investments typically include natural gas gathering, processing, treating or fractionation assets. By acquiring assets with unused capacity, the Company has established significant operating leverage in the Panhandle Area. As a result, the Company can gather and process additional natural gas through its existing systems at incrementally higher rates of return. In addition to acquiring or constructing new facilities in the Panhandle Area, CNG will continue to evaluate opportunities in new operating areas where the Company believes it can establish a competitive marketing advantage, allowing the Company to increase the wellhead prices of natural gas paid to producers and provide value-added services.

     In implementing this strategy, CNG has completed approximately $64 million of acquisitions and system expansion projects since 1990. The Company believes that its acquisition track record and demonstrated ability to complete transactions with large pipeline companies and other sellers strengthen its ability to compete for future acquisitions. In addition, the Company believes that its seasoned management team allows it to assess and evaluate acquisition opportunities and integrate acquired assets into its existing operations.

     Set forth below is a summary of the Company's significant acquisitions and construction projects:

                                                                     YEAR
                                                                 ACQUIRED OR
                                                                 PLACED INTO
                    NAME                             TYPE          SERVICE          COST
                    ----                             ----        ------------   -------------
                                                                                (IN MILLIONS)
Occidental Petroleum Well Connection.........   Construction         1996           $ 1.8
Texas Gathering Assets(1)....................   Acquisition          1996            20.2
Beaver-to-Mocane Gas Pipeline
  Interconnection............................   Construction         1995             3.9
Mocane Fractionator..........................   Construction         1995             1.7
Mocane Processing Plant......................   Acquisition          1995             3.5
Beaver/ANR Pipeline Interconnection..........   Construction         1994             1.8
Carlsbad Cryogenic Plant(2)..................   Construction         1992             5.8
Addition to Beaver System....................   Acquisition          1992             1.0
Beaver Cryogenic Plant.......................   Construction         1992             4.9
Beaver Gathering System and Processing          Acquisition
  Plant......................................                        1990             1.2

---------------

(1) This acquisition was accomplished in three separate transactions.

(2) The Company sold the Carlsbad System, which includes the Carlsbad Cryogenic Plant, in 1994.

     Improving the Profitability of Existing Facilities. The Company seeks to maximize the profitability of its operations by (i) increasing natural gas throughput and processing levels, (ii) directing natural gas throughput to a particular Company-owned gas processing plant that maximizes product yields and/or margins, (iii) investing in assets that enhance product value and (iv) controlling operating and overhead expenses. In order to maintain or increase natural gas throughput and processing volumes, the Company obtains additional natural gas supplies for its facilities by connecting new wells to the Company's gathering systems, purchasing and integrating gathering systems into the Company's existing operations and entering into contractual natural gas supply arrangements with producers or other gatherers.

     The opportunity to connect new wells to the Company's gathering systems is primarily affected by the level of drilling activity near such gathering systems. The Panhandle Area is within one of the most prolific natural gas producing regions in the continental United States and continues to attract significant exploration activity. Although the Company owns no oil and gas reserves, the independent engineering firm of Lee Keeling & Associates estimates that the leases and wells currently under contract with the Company have approximately 700 Bcf of proved, producing natural gas reserves. The Company believes it has sufficient gathering and processing capacity to capitalize on the Panhandle Area's development.

     By maintaining geographically-focused operations, the Company believes it is able to control operating and overhead expenses. Furthermore, the location and strategic nature of CNG's natural gas gathering systems and processing plants allow the Company to maximize NGL yields and product returns by directing natural gas between its Beaver and Mocane Plants. For example, under current market conditions, CNG seeks to maximize the flow of natural gas through the Beaver cryogenic processing plant, thereby allowing the Company to realize greater volumes of NGLs from the natural gas stream and enhance the total value of its on-system gas throughput.

     Expanding Energy Marketing Services and Sales Volumes. CNG is a marketer of natural gas and NGLs. The Company plans to expand its energy marketing activities by continuing to offer creative, flexible contract terms that satisfy the objectives of producers at the wellhead and purchasers in the marketing of natural gas. By offering flexible contract terms and using a portfolio approach to marketing natural gas, CNG has been able to substantially increase its on-system gas and NGL volumes. The Company also seeks to increase its off-system marketing. In addition, the Company intends to expand into the sale of electric power to wholesale customers and industrial and commercial end-users.

     The Company markets and sells natural gas primarily in the CNG Market Area. The Company's gathering systems and processing plants are located in an area where many interstate pipelines converge, allowing it to take advantage of locational differences in natural gas prices. CNG provides a full range of services including risk management, storage, transportation, scheduling and peaking requirements to purchasers of the Company's marketed natural gas. The Company's natural gas marketing operations are substantially enhanced by its ability to market natural gas gathered and processed by the Company. Furthermore, CNG's portfolio approach to marketing allows it to offer producers and purchasers optimum flexibility with respect to pricing, contract terms and volumes. By aggregating large volumes of natural gas and maintaining the flexibility to sell into different markets, CNG has been able to maximize sales prices by selling to purchasers who are willing to pay a premium for large, reliable quantities of natural gas.

     The Company also markets NGLs produced at its plants to wholesalers and end-users. The Company's NGL marketing strategy is to increase sales to end-users and to expand its NGL marketing operations into the purchase and sale of third-party NGLs.

     The Company is currently creating the staffing and operating infrastructure necessary to market electric power in the CNG Market Area to wholesale customers and industrial and commercial end-users in accordance with anticipated nationwide state-by-state deregulation. The Company believes that it may have a market for electric power with its existing natural gas industrial and commercial end-user customers. During 1996, the Company applied for and received a power marketing certificate from the FERC, permitting it to sell wholesale electric power at market-based rates pursuant to the Federal Power Act. The Company believes its expertise in marketing natural gas in a deregulated environment, its expanding customer base and its firm supplies of natural gas and NGL products will allow it to compete effectively in this emerging market.

RECENT DEVELOPMENTS

     In July 1997, the Company completed the acquisition of the Spearman Plant located in Ochitree County, Texas, for a purchase price of approximately $1.0 million. The Spearman Plant was shut-down in 1994 and has remained idle since that time. The current maximum throughput of the Spearman Plant is estimated to be approximately 50 MMcf/d utilizing a refrigerated lean-oil absorption process, producing approximately 86 Mgal/d of NGLs. The Company believes that it will be able to utilize the Spearman Plant for processing natural gas the Company gathers through its nearby Spearman gathering system which is part of the Texas Gathering Assets.

     In July 1997 the Company purchased from Conoco and its affiliate a 36% interest in the Laverne Plant for a purchase price of $2.9 million. Prior to the Laverne Plant Acquisition, the Company had acquired approximately 17% of the plant for $1.4 million and presently owns approximately 53% of the Laverne Plant. Concurrent with the Laverne Plant Acquisition, certain litigation between the Company and the Conoco affiliate was settled. See "Business -- Legal Proceedings." The Company's interest in the Laverne Plant is held by Continental Laverne Gas Processing, L.L.C., an Oklahoma limited liability company which was formed in May 1997, for the purpose of acquiring interests in the Laverne Plant.

     The Laverne Plant consists of a 200 MMcf/d cryogenic gas processing facility, complete with liquid fractionation capability and above-ground storage. The Laverne Plant straddles GPM Gas Corporation's Laverne natural gas gathering system. Natural gas production feeding the Laverne Plant originates from the Mocane-Laverne field. The plant is located approximately eight miles east of the Beaver Plant. Current throughput at the Laverne Plant is approximately 70 MMcf/d, yielding approximately 180 Mgal/d of NGLs. Due to the proximity of the Laverne Plant to CNG's other assets and its substantial underutilized capacity, the Company believes that the Laverne Plant will enhance the Company's existing operations in the Panhandle Area.

GATHERING AND PROCESSING

     The Company's natural gas gathering and processing activities include contracting to purchase natural gas supplies, operating and maintaining a system of gathering pipelines that connect these natural gas supplies to transport lines or natural gas processing plants and operating and maintaining processing plants linked to its gathering systems.

     Purchasing. In 1996, the Company purchased natural gas from over 75 suppliers, ranging from major producers to small independent companies primarily in the Panhandle Area. The Company's natural gas throughput in its gathering systems and processing plants is generally supplied by producers pursuant to long-term contracts (i.e., contracts in excess of one year). In arranging new purchase contracts, the Company submits to the producer an offer to purchase the natural gas from the prospective acreage. The producer typically evaluates various offers based upon the purchase price and other contract provisions, line pressure, the time period required for well connection and the gathering company's reputation for service and reliable marketing. The Company believes that its flexibility in negotiating contract terms, prompt connection of wells, reliable performance under its contracts and strong overall relationships with producers provide it with an important competitive advantage in the acquisition of new natural gas supplies.

     The terms of the Company's natural gas purchase contracts are determined based upon negotiations with producers, competition and the desire to maximize the value to be realized from its gathering and processing systems. The Company purchases a majority of its on-system gas supplies pursuant to long-term contracts that require producers to dedicate all natural gas produced from designated properties. The pricing of these producer contracts is generally not fixed, however, and follows the market price.

     The Company's on-system gas contracts with producers may be classified as
(i) processing contracts, (ii) purchase contracts or (iii) gathering contracts. In March 1997, the Company contracted 14% of its natural gas volumes pursuant to processing contracts, 47% pursuant to purchase contracts (sometimes with processing included) and 39% under gathering contracts (sometimes with processing included). Under processing contracts, the Company agrees to process the raw natural gas from the wells on behalf of the producers and to allocate the NGLs recovered and the residue natural gas to each well connected to its gathering system. The Company retains a percentage of the value of the NGLs extracted net of plant fuel and NGL shrinkage. The producer bears a share of the cost of NGL extraction in return for a share of NGL revenue. These processing contracts are typically on a "keep-whole" basis, where the Company must reimburse the producer for the fuel and shrinkage.

     Under a purchase contract, the Company generally pays for natural gas received at the wellhead or at some other delivery point. The Company then usually resells the natural gas after processing the natural gas for its own account at its processing facilities. The Company derives a gross margin equal to the difference between sale proceeds of both the NGLs and the residue natural gas and the cost of the natural gas purchased at the wellhead.

     In (i) gas purchase, (ii) gathering contracts with processing and (iii) keep-whole processing contracts, operating margins are enhanced by maximizing the value of the NGLs extracted from the natural gas stream and minimizing the operating costs which the Company incurs during processing and gathering. Margins under these contracts can be affected by decreases or increases in NGL prices or increases or decreases in natural gas prices.

     Gathering. Under gathering contracts, the Company typically gathers natural gas on behalf of a producer from various wellheads for redelivery to specific pipeline interconnection or redelivery points. The producer is charged a gathering fee plus a fuel charge for such gathering services. Generally, the producer will pay the Company a discounted gathering fee in exchange for the Company retaining some or all of the extracted NGLs.

     In the first half of 1996, the Company acquired certain assets in three separate transactions from subsidiaries of Enron Corporation. As modified by the Company and then integrated into the Company's business, these assets collectively comprise the Texas Gathering Assets, which include 800 miles of gathering pipeline and connect the Beaver and Mocane Plants to new gas supplies via third-party interstate pipelines.

     Natural gas from the Company's Texas Gathering Assets is transported to the Company's processing plants through interstate pipelines, primarily NNG and TW. Approximately 60% of the natural gas transported by NNG and TW for the Company is subject to firm transportation agreements which obligate the pipelines to give priority to the transportation of the Company's natural gas. The Beaver Gathering System delivers on-system gas to the Company's processing plants. In addition, natural gas may be transported to the Company's processing plants through interruptible transportation agreements with pipelines and third-party natural gas gatherers. Interruptible transportation agreements require the pipelines to deliver natural gas on a "first-come, first-serve" basis after satisfaction of commitments under firm transportation agreements.

     Processing. The Company owns and operates two interconnected natural gas processing plants, one of which is connected to the Beaver Gathering System. These processing plants complement the Company's gathering operations by enabling the Company to offer to its producers the option of wellhead purchase or processing contracts. The sale of NGLs contributes materially to the overall earnings of the Company because of the added value from NGL extraction. In addition, natural gas processing complements and diversifies the earnings derived from natural gas sales. The Company's processing plants at present have excess capacity which, if increased natural gas supplies can be obtained, can be utilized to increase Company revenues with a minimal increase in operating costs. Management of the Company will attempt to obtain the natural gas supplies necessary to utilize such excess capacity and benefit by the resultant efficiency.

     The Company's Beaver and Mocane Plants extract NGLs and remove water vapor, solids and other contaminants contained in the natural gas stream. Each of these plants is capable of recovering substantially all isobutane, normal butane and natural gasoline components from the natural gas stream. Propane and ethane are the Company's two primary NGL products. The Beaver Plant, due to its cryogenic process, is able to extract a higher percentage of NGLs than the Mocane Plant.

     The location of the Company's processing plants provide access to nearby markets for the sale of NGLs, thus reducing transportation costs. The Company believes its processing plants provide it with a competitive advantage in the acquisition of natural gas supplies. Much of the Company's natural gas processing capacity has ethane rejection capability, which allows the Company to optimize margins if ethane prices decline significantly relative to natural gas prices. The Company's two processing plants are interconnected.

     Beaver Plant. The Beaver Plant was built in 1961. When acquired by CNG in 1990, the Beaver Plant consisted of a 40 MMcf/d design capacity refrigeration plant, capable of extracting approximately 40% of the propane, nearly all of the butane and gasoline, and virtually none of the ethane from the inlet natural gas stream. Average throughput was less than 10 MMcf/d prior to the Company's acquisition of the facility. In 1992, the Company purchased and relocated a 65 MMcf/d cryogenic processing plant to the Beaver Plant. The added facility chills natural gas to -155 degrees Fahrenheit and separates the natural gas from the NGLs condensed at the low temperatures. The Beaver cryogenic processing plant currently recovers 95% of the propane, 70% of the ethane and nearly 100% of the heavier butane and natural gasoline from the natural gas stream.

     The design of the Beaver Plant allows for relatively fuel-efficient, low-pollution extraction of a high volume of NGLs from natural gas. The combined cryogenic and refrigeration facilities have a processing capacity of 105 MMcf/d of inlet natural gas and 215 Mgal/d of extracted NGLs. The Beaver Plant's average throughput for March 1997 was 70 MMcf/d yielding 180 Mgal/d of NGLs. The Beaver Plant and gathering system has over 28,000 horsepower of gathering and processing compression capability. The cryogenic facilities typically run at full capacity while the refrigeration unit is typically idle.

     The NGLs produced consist of a mixture (commonly known as "Y-Grade") of ethane, propane, isobutane, normal butane and natural gasoline. The Y-Grade mixture is delivered into an NGL pipeline operated by an affiliate of Koch Industries, Inc. which is connected to the Beaver Plant.

     Mocane Plant. The Mocane Plant was built in 1959, was partially updated in 1985 and was acquired by CNG in early 1995. The Mocane Plant is located about 13 miles northwest of the Beaver Plant. The Mocane Plant has a demonstrated inlet natural gas capacity of 200 MMcf/d and is designed to extract up to 280 Mgal/d of NGLs. The Mocane Plant's average throughput for March 1997 was 65 MMcf/d, yielding 101 Mgal/d of NGLs. Prior to the Company's acquisition of the Mocane Plant in early 1995, recent historical throughput averaged less than 40 MMcf/d.

     The Mocane Plant uses refrigeration and lean oil absorption processes to extract NGLs. Propane recovery is approximately 85% and ethane recovery is approximately 25% with nearly 100% of the heavier butane and natural gasoline being recovered. The Mocane Plant has over 7,500 horsepower of compression used in the NGL extraction process.

     Y-Grade produced at the Mocane Plant may be sold and delivered to NGL pipelines operated by affiliates of Koch Industries, Inc. and Mapco, Inc. Alternatively, the Company may fractionate the NGLs into the various components at its on-site fractionation facility and deliver these NGLs to purchasers via truck racks. The Mocane Plant has fractionation capacity of 281 Mgal/d. The Mocane facility can produce propane, isobutane, normal butane, natural gasoline and a mixture of ethane and propane.

SALES AND MARKETING

     Natural Gas Marketing. The Company markets natural gas to local distribution companies ("LDCs"), marketing affiliates of pipeline companies, electric utilities, various business and industrial end-users and other natural gas marketers throughout the CNG Market Area. A portion of the natural gas which the Company markets is produced in the Panhandle Area and is transported from the Company's plants through pipeline interconnections with ANR Pipeline Company ("ANR"), Williams Natural Gas Company ("WNG"), NNG and Colorado Interstate Gas Company ("CIG"). In addition, the Company purchases and resells off-system gas on numerous pipeline systems located throughout the CNG Market Area.

     The Company has multiple pipeline delivery connections, which it believes allow it to negotiate favorable spot sales contracts and transportation rates and to avoid curtailment of natural gas deliveries. Due to the flexibility derived from multiple delivery points, the Company believes that the loss of any of its markets on a particular pipeline would not have a material adverse effect on the Company. The Company's facilities are located in an area where many interstate pipelines converge, allowing it to take advantage of locational differences in natural gas prices.

     During the year ended December 31, 1996, the Company delivered natural gas to approximately 125 customers located in 12 states. In 1996, the Company delivered an average of approximately 224 MMcf/d (81.7 Bcf of natural gas for the year) and had natural gas sales revenues of approximately $209 million. No one customer accounted for more than 10% of total natural gas sales revenues during 1996.

     During 1994 and 1995, the Company experienced average daily natural gas sales of 142 MMcf/d and 165 MMcf/d, respectively. In 1996, the Company's natural gas sales averaged 224 MMcf/d and during the first quarter of 1997, this average increased to 280 MMcf/d. Sales growth in 1996 and 1997 has resulted largely from CNG's hiring of six additional marketing representatives during the period from May 1, 1996 to the present. The Company plans to hire additional representatives.

     By aggregating large volumes of natural gas and maintaining the flexibility to sell into different markets, CNG has been able to maximize sale prices by selling to customers who are willing to pay a premium for large, reliable quantities of natural gas. Accordingly, the Company expects to continue to receive greater value than the commodity spot price for its delivered natural gas.

     The Company sells natural gas under sales agreements which may be classified by (i) the duration of the contract, (ii) pricing terms and (iii) the nature of the delivery obligations. "Term" contracts have a duration in excess of one month, "spot" contracts have a duration of one month or less and "peaking" contracts apply during short periods of high demand. The Company sells natural gas at "fixed" prices or at "index" prices which vary on a month-to-month basis with market conditions. Under "baseload" contracts the Company is required (subject to extremely limited exceptions) to deliver a specific volume of natural gas, while under "best efforts" contracts delivery obligations may be suspended at the option of the Company or the purchaser. Due to varying market conditions, the "mix" of the Company's sales agreements vary substantially from time to time.

     Transportation. The Company arranges for transportation of the natural gas it markets from the supplier's point of receipt to the sales customer's delivery point. To facilitate the transportation of its natural gas the Company must schedule, nominate and monitor transportation availability on a continual basis. The Company believes that its knowledge of the pipeline network within the CNG Market Area is an important element in its success as a natural gas marketer. This allows the Company to provide its suppliers with multiple outlets for their natural gas and, in times of changes in demand or supply due to weather or other factors, to route natural gas to areas where higher sales prices may be achieved. In an effort to improve profit margins, the Company attempts to reduce transportation charges by taking advantage of its broad array of transportation arrangements and by negotiating Capacity Release, storage and competitive transportation discounts.

     The Company transports natural gas on interstate pipelines under interruptible and firm transportation agreements. Under interruptible transportation agreements, a pipeline is usually obligated to transport on a non-discriminatory basis up to a specified maximum quantity of natural gas, subject to available capacity. In return, the Company pays a transportation fee based on the quantity of natural gas actually transported. An interruptible transportation agreement may provide the customer with priority over other interruptible shippers based on the rate paid and subject to the availability of capacity not utilized by parties shipping under firm transportation agreements. As of December 31, 1996, the Company had over 150 interruptible transportation contracts. The majority of off-system gas purchased and sold by the Company is transported under interruptible transportation arrangements.

     Under firm transportation agreements, a pipeline is obligated to transport up to a specified maximum quantity of natural gas without interruption, except upon the occurrence of a force majeure event. Certain of the Company's customers, including LDCs and electric utilities, and some of the Company's long-term supply contracts require dependable transportation services provided under firm transportation agreements. Some customers who purchase natural gas from the Company transport such natural gas under their own transportation arrangements, while other customers require or allow the Company to arrange for such transportation services on their behalf.

     Under contractual arrangements with pipelines, the Company is required to balance its deliveries and receipts from each pipeline on a monthly or daily basis. The pipelines are authorized to impose "imbalance penalties" in the event that the Company's deliveries or receipts from any pipeline are not balanced on a monthly or daily basis. These penalties are typically quite severe. In addition, the Company may be required to purchase or sell natural gas at unacceptable prices in the event it has not accurately balanced its deliveries or receipts from the pipeline (i.e. it must purchase natural gas to make up deficient volumes or sell natural gas to reduce excess volumes). Historically, the Company has not incurred any significant "imbalance penalties" or sustained other significant losses as a result of pipeline imbalances.

     Due to regulatory changes resulting from Order 636 of the FERC, the availability of firm transportation has increased, while the availability of interruptible transportation on certain pipelines has decreased. In particular, Order 636 permits current holders of pipeline firm transportation rights, generally LDCs and large end-users, either to enter into Capacity Releases of dedicated capacity with replacement shippers or to turn that capacity back to the pipeline to be posted on an electronic bulletin board for sale. Typically, LDCs sell Capacity Release during periods of low demand and compete with released capacity by other LDCs or the pipeline's unsubscribed capacity. As a result, the Company is often able to purchase Capacity Release at a discount from posted rates.

     NGL Marketing. The Company presently sells NGLs primarily to wholesale markets with some sales in the local retail market. The Company has recently hired an NGL marketer with the intent of realizing higher margins on NGLs through increased sales to the retail market and increasing the marketing of third-party NGLs. Generally, prices for NGLs tend not to vary directly with natural gas prices, but more closely follow the prices of crude oil derivatives. Processing margins increase when natural gas prices are lower in relation to NGL prices. The Company had NGL sales of approximately $34.8 million in 1996 on NGL average volumes of 276 Mgal/d.

     NGLs are typically used as petrochemical feedstocks, petroleum refinery blendstocks or fuel. Petrochemical plants use ethane, propane, butane and natural gasoline in the production of ethylene, which is used in the manufacture of plastics, building materials, automobile antifreeze and other products. Refineries use normal butane and isobutane as motor fuel additives. Propane has agricultural applications and is used as fuel for household consumption, vehicles and industrial heaters and boilers.

     As feedstock, demand for NGLs is influenced by the demand for the end products in which they are used. Also, the demand for normal butane and isobutane, which are important feedstocks for the production of the oxygenate, methyl tertiary butyl ether ("MTBE"), is expected to increase as demand for MTBE increases in gasoline production. The required use of oxygenates in motor gasoline under the Clean Air Act Amendments of 1990 in many parts of the United States is expected to increase demand for MTBE. Seasonal requirements of purchasers using NGLs as a fuel source also affect demand. NGL production is dependent upon the supply and NGL content of domestic natural gas. The market price of NGLs relative to natural gas affects the volume of natural gas processed and the NGLs extracted from the natural gas. Certain NGLs are produced outside North America and imported by ship, which may from time to time affect NGL prices.

     Risk Management Activities. The Company uses risk management tools to reduce commodity price risk for (i) purchases of natural gas to replace fuel and shrinkage in connection with processing operations and (ii) its NGL and natural gas sales. With respect to fuel and shrinkage for processing operations the Company examines the prevailing price environment on an ongoing basis to determine if opportunities exist to lock-in prices for replacement natural gas at levels acceptable to the Company. The Company's management is responsible for monitoring the price environment for replacement natural gas and makes any decisions necessary to implement the Company's hedging strategies.

     The Company employs several procedures to manage its risk with respect to the purchases and sales of natural gas. The Company's principal strategy is to balance purchases and sales of natural gas on a daily and monthly basis. This means on any given day or in any given month the Company has commitments to purchase and sell approximately the same volume of natural gas. This strategy is accomplished through active management and monitoring of natural gas supply and sales through the Company's natural gas marketing department.

     A second strategy employed by the Company to manage risk is to enter into contracts for the "back-to-back" purchase and sale of natural gas. Under this strategy, the Company enters into natural gas purchase contracts and natural gas sales contracts for a corresponding volume of natural gas. The Company thereby locks in its profit and also locks in a supply of natural gas in order to assure performance under the applicable sales contract.

     Finally, the Company enters into other hedging transactions with respect to its fixed price purchases and sales of natural gas, which constitute less than 10% of its total purchases and sales. These transactions include futures contracts, swaps and basis agreements and other arrangements common in the financial markets. The Company consistently has hedging positions to cover substantially all of its purchases and sales under fixed price agreements.

     The Company does not use hedging transactions for speculative purposes. The Company has, however, on certain occasions taken open positions on carefully selected arbitrage opportunities. While these occasions have been relatively few and are carefully reviewed by the Company's management, the Company believes that the competitive information it obtains from its energy marketing activities allows it to take advantage of certain opportunities in the market.

     The Company's management oversees all hedging activity of the Company. A daily book on all positions is maintained and daily and monthly reports are given to management. See Note 12 to the Notes to Consolidated Financial Statements of the Company included herein.

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's risk management activities. Credit risk relates to the risk of loss resulting from the nonperformance of a counterparty of its contractual obligations. The Company maintains credit policies with regard to counterparties that the Company believes significantly minimize overall credit risk. These policies include the thorough review of potential counterparties' financial condition, collateral requirements under certain circumstances, monitoring of net exposure to each counterparty and the use of standardized agreements which allow for the netting of positive and negative exposures associated with each counterparty.

     Electric Power Marketing. The Company formed Continental Energy Services, L.L.C. ("CES") in 1996 to pursue electric power marketing opportunities that are being created as the domestic electric power industry becomes increasingly deregulated pursuant to the Energy Policy Act of 1992 (the "Energy Policy Act") and certain actions taken by the FERC (including implementation of wholesale open access under Order 888) and public utility commissions in various states. Just as the Company provides aggregation and marketing services for natural gas producers and consumers, CES intends to provide similar services in a deregulating domestic electric industry.

     CES received authorization from the FERC in December 1996 to purchase, sell and market wholesale electric power and engage in other energy-related transactions and to charge market-based rates for such services and transactions. CES initially intends to market electric power to electric utilities, municipalities and electric cooperatives on a wholesale basis.

     In the future, if the power industry continues to deregulate and subject to state and federal regulations, CES also intends to pursue the direct marketing of power to existing industrial and commercial natural gas customers of the Company in states which permit such activities. There is no guarantee that the states or the federal government will adopt programs permitting such activities or that such programs will be adopted on terms beneficial to CES. If adopted, however, these programs are anticipated to allow CES to market electric power directly to industrial and commercial end-users while using the utilities, municipalities and electric cooperatives solely to generate and transmit power to these end-users, much like the Company markets natural gas to LDCs and end-users using the pipelines for transportation services only. CES also expects to offer a variety of risk management products and services to generators and consumers including futures, options, swaps and basis agreements and other financial instruments.

     CES has not, as yet, entered into any contracts or conducted any substantive activities. The timing, manner and extent to which the power industry will deregulate, with respect to both wholesale power marketing and retail direct access, is extremely uncertain. Even if the power industry continues to deregulate in a manner beneficial to CES, there can be no assurance that the operations of CES, when and if commenced, will be profitable.

CAPITAL INVESTMENT PROGRAM

     Capital spending by the Company is expected to reach $11.5 million in 1997. Approximately $5.3 million is expected to be spent in connection with the acquisitions of the Spearman Plant and the Laverne Plant. See
"Business -- Recent Developments." The remainder will be spent on various expansions of the Company's gas gathering systems to accommodate new gas supply development.

FACILITIES

     Gathering Systems and Processing Plants. As of June 1, 1997, the Company had approximately 1,100 miles of natural gas gathering pipelines, two natural gas processing plants, each of which has extraction equipment and one of which has fractionation equipment and 49 compressor units located at 18 field stations and the two plant sites.

     The following table provides information concerning the Company's natural gas processing plants and gathering systems:

                                                                    AVERAGE NATURAL         AVERAGE NGL
                                           YEAR       CAPACITY      GAS THROUGHPUT          PRODUCTION
                                        ACQUIRED OR     AS OF     -------------------   -------------------
                                        PLACED INTO   MARCH 31,               MARCH                 MARCH
                                          SERVICE       1997        1996       1997       1996       1997
                                        -----------   ---------   --------   --------   --------   --------
                                                      (MMCF/D)    (MMCF/D)   (MMCF/D)   (MGAL/D)   (MGAL/D)
PROCESSING PLANTS
Beaver Plant..........................     1990          105         65         70        158        180
Mocane Plant..........................     1995          200         64         65        106        101
GATHERING SYSTEMS
Beaver-Mocane Gathering...............     1990          195         25         25        N/A        N/A
Texas Gathering Assets................     1996          188         54         83        N/A        N/A

     The Company owns approximately 43 acres of land at its Beaver Plant site and an additional 40 acres at its Mocane Plant site. While this real property is necessary in order to operate its Beaver and Mocane Plants, it does not contribute significantly to the value of the Company.

     The Company's gas processing plants are fed directly by a network of low and intermediate pressure steel and polypipe gas gathering pipelines. The Beaver Gathering System consists of approximately 300 miles of pipelines connecting over 100 wells for ultimate delivery to the Company's Beaver and Mocane Plants. Approximately 22% of the Beaver and Mocane Plants' throughput originates from the Beaver Gathering System. The Company's Texas Gathering Assets extend for approximately 800 miles across the northern Texas Panhandle providing substantial gathering exposure along the western edge of the Anadarko Basin, south of its existing processing plants. Approximately 500 wells are connected to the Texas Gathering Assets for redelivery to the interstate pipelines of either NNG or TW. The Texas Gathering Assets, which are steel pipelines, operate at low pressures.

     The Company installed two pipelines connecting the Mocane Plant to the Beaver Plant in 1995. These pipelines allow the Company to optimize processing capacity utilization by shifting raw and processed natural gas between the Beaver and Mocane Plants. In addition, the Company has constructed approximately 27 miles of residue interconnect line, connecting the Beaver Plant to the ANR, WNG and CIG interstate pipelines, thus expanding the markets for the Company's on-system gas.

     The Company's operations in the Panhandle Area consist of the Beaver and Mocane Plants, natural gas gathering systems, compression equipment, NGL storage, fractionation and truck terminal facilities. The Company believes the Panhandle Area has favorable production, supply and market access characteristics. The Panhandle Area is one of the most prolific natural gas producing regions in the continental United States. Production is obtained from several geologic formations. Natural gas fields in the area have produced for many years and currently produce at stabilized low rates of decline that indicate substantial reserves. Estimates by an independent engineering firm, Lee Keeling & Associates, attribute approximately 700 Bcf of natural gas to the Company's contracted leases and/or wells as of January 1, 1997.

     Compression and Storage Facilities. In connection with the operation of its gathering systems, the Company operates 49 compressor units located at 18 field stations and two plant sites with approximately 44,000 horsepower of natural gas compression. Compressors are used to boost natural gas produced and gathered at low field pressure to higher pipeline pressures. Approximately 30% of the Company's compression capacity is leased under various capital lease agreements. Under such capital lease agreements, the Company makes approximately $1.8 million per year in payments. The terms under such capital leases range from 1998 to 2003 at which time the Company has an option to purchase (generally at a nominal price) the leased equipment. The Company continues to enter into capital lease agreements for compression and other natural gas processing equipment. Under its credit facility, the Company is permitted to incur capital lease obligations which require incremental annual payments of up to $1 million per year.

     The Company has approximately 140,000 barrels of underground NGL storage capacity at the Mocane Plant. Two of the five underground storage caverns (amounting to approximately 20% of the total storage capacity located at the Mocane Plant) are currently operational. The Company is currently evaluating the economic feasibility of placing the remaining storage caverns in operation.

     Corporate Offices. The Company leases its Tulsa, Oklahoma headquarters under a commercial office lease covering approximately 20,000 square feet, expiring in September 2002. The annual rental payments are approximately $214,000.

OPERATIONAL RISKS AND INSURANCE

     The Company's operations are subject to potential hazards incident to the gathering, processing, separation and storage of natural gas and NGLs, such as explosions, product spills, leaks, emissions and fires. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, and may result in curtailment or suspension of operations at the affected facility.

     The Company maintains general public liability, property and business interruption insurance in amounts that it considers to be adequate for such risks. Such insurance is subject to deductibles that the Company considers reasonable and not excessive. Consistent with the Company's proactive approach to risk management, the Company's pollution liability policies not only provide protection for sudden and accidental occurrences, but also, subject to the policy terms and conditions, provide protection for gradual pollution incidents occurring over time.

     The occurrence of a significant event for which the Company is not fully insured or indemnified, and/or the failure of a party to meet its indemnification obligations, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. To date, however, the Company has maintained adequate coverage at reasonable rates and has experienced no material uninsured losses.

COMPETITION

     The Company faces intense competition in obtaining natural gas supplies for its gathering and processing operations and in marketing its products and services. Principal competitors include marketing affiliates of interstate pipeline companies, national and local natural gas gatherers and marketers of varying sizes, financial resources and experience. Many of the Company's competitors have capital resources and control supplies of natural gas substantially greater than those of the Company.

     The Company competes against other companies in the natural gas processing business both for supplies of natural gas and for customers to which it sells its products. Competition for natural gas supplies is based primarily on price, location of natural gas gathering facilities and gas processing plants, line pressures, operating efficiency, reliability and quality producer relationships. Competition for sales customers is based primarily on price, delivery capabilities, reliability, price flexibility and maintenance of quality customer relationships.

     CNG's fractionation business competes against other fractionation facilities that serve local markets. Competitive factors affecting its fractionation business include proximity to customers, quality of NGL products, price, efficiency and reliability of service.

     In marketing its products and services, the Company has numerous competitors, including marketing affiliates of major interstate pipelines, major natural gas producers, and local and national gatherers and marketers of widely varying sizes, financial resources and experience. Marketing competition is primarily based upon reliability, transportation, flexibility and price.

GOVERNMENT REGULATION

     Currently, federal, state and local regulations do not materially affect the purchase and sale of natural gas and the fees received for gathering and processing by the Company. Therefore, except as constrained by competitive factors and contracts, the Company has considerable pricing flexibility. However, federal, state and local laws and regulations, directly or indirectly, govern some aspects of the operations of the Company. These laws and regulations may in the future have a significant impact upon the Company's overall operations.

     In 1992, the FERC issued Order 636 which generally opens access to interstate pipelines by requiring the operators of such pipelines to unbundle their transportation services from sales services and allow customers to choose and pay for only the services they require, regardless of whether the customer purchases natural gas from such pipeline or from other suppliers. Order 636 also requires upstream pipelines to permit downstream pipelines to assign upstream capacity to their suppliers, and places analogous, unbundled requirements on the downstream pipelines. This mandated access to interstate pipelines was and is of vital importance to the Company's off-system gas business and to the delivery of natural gas from CNG's Texas Gathering Assets to its processing plants in Oklahoma. A change in such regulation could adversely affect these portions of the Company's business.

     The FERC retains jurisdiction over the interstate transportation of natural gas and of liquid hydrocarbons, such as NGLs and product streams derived therefrom. The gathering and processing of natural gas for the removal of liquids currently is not viewed by the FERC as an activity subject to its jurisdiction. If a processing plant's primary function is extraction of NGLs and not natural gas transportation, the FERC has traditionally maintained that the plant is not a facility for transportation or sale for resale of natural gas in interstate commerce and, therefore, is not subject to jurisdiction under the Natural Gas Act of 1938 (the "NGA").

     The NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. Interstate transmission facilities, on the other hand, remain subject to the FERC jurisdiction. The FERC has historically distinguished between these two types of facilities on a fact-specific basis. The Company believes that its gathering facilities and operations meet the current tests that the FERC uses to determine a nonjurisdictional gathering facility status. While certain recent cases have applied these tests in a manner supporting the Company's view that the FERC lacks jurisdiction over its gathering facilities, these cases are, however, still subject to rehearing and appeal. In addition, the FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and nonjurisdictional gathering facilities have varied over time. While the Company believes the current definitions create nonjurisdictional status for the Company's gathering facilities, no assurance can be given that such facilities will remain classified as natural gas gathering facilities and the possibility exists that the rates, terms, and conditions of the services rendered by those facilities, and the construction and operation of the facilities, will be subject to regulation by the FERC.

     There are two pending proceedings at the FERC in which parties allege that the FERC should regulate the rates and operations of certain aspects of the Company's business. (GPM Gas Corporation v. Continental Natural Gas, Inc., Docket No. CP96-495-000; Plant Owners v. Continental Natural Gas, Inc., Docket No. CP96-577-000.) The entities initiating these proceedings allege that the use of the Company's facilities to receive natural gas from, and deliver natural gas to, interstate pipelines renders those facilities subject to FERC's jurisdiction. The Company is contesting these allegations. While the Company believes that its business is not subject to regulation by the FERC, it cannot predict the outcome of these proceedings, nor can it predict the effect a ruling would have on the Company's business. If the FERC issues a decision in either of these cases that subject some or all of the Company's facilities to the FERC's jurisdiction, the decision may limit the rates that the Company charges for its services, may have the effect of precluding the Company from engaging in certain transactions, or may impose other obligations on the Company which may have a material adverse effect on the Company. Knowing violations of the NGA may result in the imposition of fines, forfeitures or other criminal penalties; however, the imposition of such has been extremely rare.

     Traditionally, the FERC has regulated the rates for gathering service performed by interstate pipelines and their affiliates. In 1995, the FERC held that interstate pipeline affiliates that performed gathering services could have their rates and services deregulated. In addition, the FERC established a two-year default (i.e., transition) period during which the new owners of gathering facilities formerly owned by interstate pipelines would have to provide service at the same rates and on the same terms and conditions as was provided by the pipelines. As a result, many interstate pipelines have transferred their facilities to gathering affiliates or sold them to third-parties. On August 2, 1996, the United States Court of Appeals for the District of Columbia Circuit upheld the FERC's decision to deregulate gathering but voided the two year default period. As a result, there could be numerous additional unregulated gathering companies. Certain of those gathering companies may compete with the Company. Notwithstanding the decision of the D.C. Circuit, many owners of facilities acquired from interstate pipelines have committed to continue providing service at the same rates and on the same terms and conditions during the default period. At the expiration of these default periods, it is possible that the cost of gathering service paid by the Company could increase substantially. In addition, the Company (as a shipper on these systems) could be placed at a competitive disadvantage vis-a-vis the owner of the gathering facilities in acquiring natural gas and NGLs. It should be noted that the Company's Texas Gathering Assets would also be free of the FERC-mandated rate controls when their associated default period expires at the end of 1997. Except with respect to the owners of gathering systems, the Company does not believe that it will be affected by any action taken with respect to the FERC's gathering policy materially differently than any other producers, gatherers, processors or marketers with which it competes.

     The Company purchased the Texas Gathering Assets from subsidiaries of Enron Corporation that were regulated by the FERC prior to the purchase. In accordance with federal regulations, the Company agreed that it would not charge rates that exceed the rates that Enron was charging at the time of the sale until December 31, 1997, after which time the Company will be free to set rates in accordance with market conditions at that time, subject, however, to future state or federal laws or regulations.

     Certain activities of the Company could be subject to regulation by the Texas Railroad Commission ("RRC") pursuant to its jurisdiction over common purchasers and natural gas utilities or its jurisdiction over the transportation and gathering of natural gas. CNG is a "common purchaser" under Texas law. It is not presently registered as a "gas utility" though no assurance can be given that it will not at some future time be required to register as such.

     Although the RRC does not regulate the activities of the Company at this time, the RRC has authority to regulate the volumes of natural gas purchased by common purchasers and the rates charged for the intrastate transportation, gathering and sale of natural gas by gas utilities in Texas. Under the Gas Utility Regulatory Act and other Texas statutes, the RRC has the duty to ensure that rates for the transportation, gathering and sale of natural gas are just and reasonable and gas utilities are prohibited from charging rates that are unreasonably preferential, prejudicial or discriminatory. The Company believes that its activities are in compliance with applicable laws and regulations.

     All of the Company's pipeline operations are subject to federal safety standards promulgated by the Department of Transportation under applicable federal pipeline safety legislation, as supplemented by various state safety statutes and regulations.

     The Company's Oklahoma operations are subject to regulation by the State of Oklahoma. The majority of these regulations are administered by the Oklahoma Corporation Commission ("OCC"). Any entity engaged in the business of carrying or transporting natural gas by pipeline is declared to be a common carrier under Oklahoma law and is prohibited from any unjust or unlawful discrimination in the carriage, transportation or delivery of natural gas. Although Oklahoma law may be sufficiently broad to permit the OCC to set rates and terms of service for the transportation and delivery of natural gas involving the Company's Oklahoma assets, the OCC has not done so to date. There can be no assurance that the OCC will not do so in the future. Recent Oklahoma legislation prohibits entities which gather natural gas for hire from charging any fee which is unjustly or unlawfully discriminatory. The Company does not expect this legislation to have any significant impact on the Company's operations.

     An entity carrying or transporting natural gas by pipeline which is engaged in the business of purchasing natural gas is declared to be a common purchaser under Oklahoma law and is required to purchase without discrimination in favor of persons or price all natural gas in the vicinity of its lines. Ratable purchase is required if a purchaser is unable to purchase all natural gas offered. To date, such legislation has not had any significant effect on the Company's Oklahoma operations.

     The OCC and the RCC regulate the amount of natural gas which producers can sell or deliver to the Company. Currently, substantially all natural gas received by the Company in its Oklahoma and Texas operations is produced from wells for which the OCC or RCC establish allowable rates. To date, the Company has not experienced any material reductions in available supplies due to these regulations. Nevertheless, future regulations could materially affect the Company's ability to purchase natural gas supplies.

ENVIRONMENTAL MATTERS

     The Company is subject to environmental risks normally incident to the operation and construction of gathering lines, pipelines, plants and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products. These environmental risks include uncontrollable flows of natural gas, fluids and other substances into the environment, explosions, fires, pollution and other environmental and safety risks. The following is a discussion of certain environmental and safety concerns related to the Company. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which the Company's operations may be subject. For example, the Company, without regard to fault, could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (also known as the "Superfund" law), or state counterparts, in connection with the disposal or other releases of hazardous substances and for damage to natural resources. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this will likely continue in the future.

     The Company's activities in connection with the operation and construction of gathering lines, pipelines, plants, storage caverns, and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products are subject to environmental and safety regulation by federal and state authorities, including, without limitation, the state environmental agencies and the EPA, which can increase the costs of designing, installing and operating such facilities. In most instances, the regulatory requirements relate to the discharge of substances into the environment and include measures to control water and air pollution.

     Environmental laws and regulations may require the acquisition of a permit or other authorization before certain activities may be conducted by the Company. These laws also include fines and penalties for non-compliance. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. The Company is also subject to other federal, state, and local laws covering the handling, storage or discharge of materials used by the Company, or otherwise relating to protection of the environment, safety and health. The Company believes that it is in material compliance with all applicable environmental laws and regulations. The Company periodically conducts environmental assessments of its assets and is not aware of any material environmental problems requiring remediation. Because the requirements imposed by environmental laws and regulations frequently change, the Company is unable to predict the ultimate costs of compliance with such requirements or whether the incurrence of such costs would have a material adverse effect on the operations of the Company.

     In March 1992, an environmental site assessment of the Laverne Plant indicated the presence of hydrocarbon contaminated groundwater underlying a portion of the plant site. Under the direction of the Oklahoma Corporation Commission and based on the results of a pilot remediation project, a plan has been developed to remediate the site utilizing a biofiltration process to be installed during the last half of 1997 at an estimated cost of $1 million. The Company's share of this total cost is expected to be approximately $170,000. See "Business -- Recent Developments."

EMPLOYEES

     As of June 1, 1997, the Company had 95 employees. Of these, 53 employees are located in the field and provide general operational and maintenance activities on the Company's facilities located in the Panhandle Area while the balance are located at CNG's executive offices in Tulsa, Oklahoma, and are engaged in gas marketing activities, plant supervision or accounting and administration. The Company considers its relations with employees to be excellent.

LEGAL PROCEEDINGS

     The Company is currently a defendant in the case of Colorado Interstate Gas Company v. Continental Hydrocarbons, Inc., et al., Case No. 93CV1894 (the "Colorado Lawsuit"). The case as it pertains to the Company primarily involves claims made by CIG that the Company and Continental Hydrocarbons, Inc. ("CHI"), a former subsidiary of the Company, have improperly withheld from it proceeds from the sale of NGLs processed by the Mocane Plant, have defamed CIG and committed other wrongful acts, and are as a result liable to CIG for unspecified actual and punitive damages. The Mocane Plant Sellers have also been sued by CIG and have sought indemnity from CHI and the Company for some of the liability they may have to CIG as well as other amounts allegedly owed them. The Company and CHI have generally denied the allegations against them in the case and have contended that they are owed certain amounts for the processing of natural gas. Though impossible to estimate with any certainty, the Company believes that CIG is seeking actual damages in excess of $3 million. The Company has reached a settlement with the Mocane Plant Sellers which involves the Company's payment of approximately $1.25 million plus accrued interest (on a portion of the settlement) to the Mocane Plant Sellers. The Company had previously recorded an accrued liability for a portion of the proceeds received from the processing of gas through the Mocane Plant and accordingly no additional accrual is required.

     The Company has also filed a lawsuit, Continental Natural Gas, Inc. v. Colorado Interstate Gas Company, Case No. 96-CV-0041-BU (the "Oklahoma Lawsuit"), in the United States District Court for the Northern District of Oklahoma against CIG. The Company's complaint alleges constructive fraud in connection with negotiations between the Company and CIG in the first part of 1995 for natural gas processing and gathering in the area surrounding the Mocane Plant. In general, the Company alleges that CIG misled it and thereby precluded the Company from offering a bid on certain compression services ultimately sold by CIG to its subsidiary, CIG Resources Company.

     The Company is at various times a party to additional claims and involved in various other litigation and administrative proceedings arising in the normal course of business. The Company believes it is unlikely that the final outcome of any of the claims, litigation or proceedings discussed above to which the Company is a party would have a material adverse effect on the Company's financial position or results of operations; however, due to the inherent uncertainty of litigation, the Company cannot give assurance regarding the effect on the Company of an adverse resolution of any particular claim or proceeding.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth certain information concerning the directors and executive officers of the Company as well as the two persons who have agreed to become directors upon completion of the Offering.

                   NAME                       AGE                   POSITIONS
                   ----                       ---                   ---------
Gary C. Adams.............................     46    Chairman, President, Chief Executive
                                                     Officer and Director(1)
Terry K. Spencer..........................     37    Vice President of Operations and
                                                     Director
Scott C. Longmore.........................     37    Vice President of Marketing and
                                                     Director
Garry D. Smith............................     40    Vice President, Controller and
                                                     Director(2)
William W. Pritchard......................     46    (3)
William H. Bauch..........................     35    (3)

---------------

(1) The named person will be appointed to the Compensation Committee of the Board of Directors upon completion of the Offering.

(2) The named person will be appointed to the Audit Committee of the Board of Directors upon completion of the Offering.

(3) The named person has agreed to become a member of the Board of Directors and the Compensation and Audit Committees of the Board upon completion of the Offering.

     Gary C. Adams has been the Company's Chairman of the Board since his founding of the Company in 1983. In 1994 he assumed the role of Chief Executive Officer, and in March 1997, was elected President. Mr. Adams is also Chairman of Adams Affiliates, which is engaged in different segments of the oil and gas industry. Most of Mr. Adams' 25-year career has been spent in the oil and gas industry. Prior to his association with Adams Affiliates, Mr. Adams served as Executive Vice President of OKC Corporation, then a New York Stock Exchange listed company, where he was responsible for its oil and gas operations. Mr. Adams graduated from the University of Kansas in 1973 with a Bachelor of Science degree in Business Administration. Mr. Adams is the son of the late K.S. "Boots" Adams, former Chairman of Phillips Petroleum Company.

     Terry K. Spencer has been Vice President of Operations of the Company since 1991 and was elected to the Board of Directors of the Company in March 1997. He is responsible for the management of pipeline and plant operations, engineering design and construction, new project development, reservoir engineering and economic evaluation. Prior to joining CNG in 1989, Mr. Spencer served as Manager of Project Development for Stellar Gas Company and held various engineering-related positions in Delhi Gas Pipeline Corporation. Mr. Spencer earned his Bachelor of Science degree in Petroleum Engineering from the University of Alabama in 1981.

     Scott C. Longmore has been Vice President of Marketing of the Company since 1988 and was elected to the Board of Directors of the Company in March 1997. His primary responsibilities are to supervise the acquisition of markets, supplies and storage, the transportation of natural gas and risk management activities. Prior to joining CNG in 1987, Mr. Longmore was employed with Cabot Energy Marketing Corporation, where he served as a gas marketing and supply representative. Mr. Longmore has 12 years of experience in the natural gas marketing business. Prior to Cabot, he was an independent petroleum landman in Oklahoma. Mr. Longmore graduated from the University of Oklahoma in 1982 with a Bachelor of Business Administration degree in Petroleum Land Management.

     Garry D. Smith has been Vice President and Controller of the Company since 1990 and was elected to the Board of Directors of the Company in March 1997. He is responsible for managing the financial and accounting functions of the Company. Prior to joining CNG in 1988, Mr. Smith served in various capacities at Mustang Fuel Corporation, including managing the financial and oil and gas revenue accounting functions. He received his Bachelor of Science degree in Accounting from Central Oklahoma State University in 1979, and his Masters of Business Administration from the University of Oklahoma in 1987. Mr. Smith is a Certified Public Accountant and a Certified Management Accountant.

     William W. Pritchard has agreed to become a member of the Board of Directors of the Company and the Compensation and Audit Committees of the Board after completion of the Offering. Mr. Pritchard has more than 21 years of experience in the domestic and international oil and gas industry. Beginning in 1976, Mr. Pritchard assumed various managerial positions with Parker Drilling Company, a New York Stock Exchange company, serving its domestic and international operations, and in 1984 he became Vice President and General Counsel with Parker Drilling, positions he held until he concluded his tenure at Parker in 1996. Mr. Pritchard became Of Counsel to the law firm of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. ("Hall, Estill") in 1996 and his corporate practice focuses on acquisitions, contracts, securities laws and other legal matters related to the oil and gas industry. Mr. Pritchard received a Bachelor of Arts from the University of Kansas and a Juris Doctorate from the University of Tulsa.

     William H. Bauch has agreed to become a member of the Board of Directors of the Company and the Compensation and Audit Committees of the Board after completion of the Offering. Mr. Bauch has been a Senior Vice President in the corporate finance department of Oppenheimer & Co., Inc. since 1996. Prior to that, he was a Vice President in the investment banking department of Prudential Securities Incorporated from 1994 to 1996, a Vice President with Jefferies & Company, Inc. from 1993 to 1994 and a Vice President with Howard, Weil, Labouisse & Friedrichs from 1991 to 1993. He holds Bachelors of Accountancy and Juris Doctorate degrees from the University of Mississippi and a Masters of Laws degree from the New York University School of Law.

BOARD OF DIRECTORS AND COMMITTEES

     The Company's Certificate of Incorporation and Bylaws provide for a classified board of directors. The two class I directors, Scott C. Longmore and Terry K. Spencer, have been elected for an initial term expiring at the 1998 annual meeting. The two class II directors, Garry D. Smith and William H. Bauch (effective upon his appointment as a director), have been elected for an initial term expiring at the 1999 annual meeting. The two class III directors, Gary C. Adams and William W. Pritchard (effective upon his appointment as a director), have been elected for an initial term expiring at the 2000 annual meeting. All subsequent elections will be for successive three-year terms. No director is selected or serves pursuant to any special arrangement or contract.

     Officers serve at the discretion of the Board and are elected annually. There are no family relationships between the directors or executive officers of the Company. Mr. William W. Pritchard, who has agreed to serve as a director of the Company upon completion of the Offering, is Of Counsel to Hall, Estill. The Hall, Estill firm is rendering legal services to the Company in connection with the Offering and may render other legal services to the Company in the future. Mr. William H. Bauch, who has agreed to serve as a director of the Company upon completion of the Offering, is an officer in the firm of Oppenheimer & Co., Inc., one of the Representatives of the Underwriters in the Offering.

     Upon completion of the Offering, the Board of Directors intends to establish a Compensation Committee and an Audit Committee. The Compensation Committee will make recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees. The Audit Committee will aid management in the establishment and supervision of the Company's financial controls, evaluate the scope of the annual audit, review audit results, consult with management and the Company's independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiate inquiries into aspects of the Company's financial affairs.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of compensation for the fiscal year ended December 31, 1996, for the chief executive officer and the three other executive officers of the Company as of December 31, 1996, for services rendered in all capacities.

                                                                          LONG TERM
                                                                        COMPENSATION
                                         ANNUAL COMPENSATION(1)            AWARDS
                                   ----------------------------------   -------------
                                                                         # OF SHARES
                                                                         UNDERLYING
            NAME AND                                     OTHER ANNUAL   STOCK OPTIONS    ALL OTHER
       PRINCIPAL POSITION           SALARY     BONUS     COMPENSATION      GRANTED      COMPENSATION
       ------------------          --------   --------   ------------   -------------   ------------
Gary C. Adams
  Chief Executive Officer........        --         --          --(1)          --         $150,000(2)
Scott C. Longmore Vice
  President of Marketing.........  $ 97,500   $152,842     $16,800(3)      68,000               --
Garry D. Smith
  Vice President and
     Controller..................  $104,195   $ 80,293     $12,600(3)      68,000               --
Terry K. Spencer
  Vice President of Operations...  $ 97,500   $ 80,293     $12,600(3)      68,000               --

---------------

(1) The Company was charged a fee of $210,000 for management services in 1996 by Adams Affiliates, an affiliate of the named person.

(2) The amounts shown represent the premiums paid by the Company under a split dollar life insurance policy. Under this policy, the Company pays the premiums for life insurance issued to the named person. Repayment of the premiums is secured by the death benefit or the cash surrender value of the policy, if any, if the named person cancels and surrenders the policy.

(3) Represents the difference between the fair market value of Common Stock purchased by the named person in 1996 and the amount paid for such Common Stock.

     Employment and Consulting Agreements. The Company is a party to employment agreements with Terry K. Spencer, Scott C. Longmore and Garry D. Smith which will be amended effective upon the completion of the Offering. As then amended, the employment agreements will continue in effect until December 31, 1999, subject to customary termination provisions. The employment agreements will provide for annual salary payments to each of such executive officers in the amount of $150,000, subject to annual CPI adjustment, and for annual bonuses based upon the Company exceeding designated annual income levels. In addition, Mr. Longmore's employment agreement provides for the payment of annual commissions based upon gross margins of natural gas sales.

     The Company and Adams Affiliates are parties to a Consulting Agreement dated as of April 1, 1997, under which Adams Affiliates has agreed to provide consulting services to the Company in return for payments of $20,000 per month ($240,000 per year). It is anticipated that such consulting services will be provided primarily by Gary C. Adams as an agent of Adams Affiliates. The Consulting Agreement has a term extending until March 31, 1998, subject to automatic one month renewals thereafter until terminated by one of the parties. Mr. Adams is an affiliate of Adams Affiliates. See "Certain
Transactions -- General."

     The following table provides information regarding options granted to each of the named executives during 1996:

                                                                                                        POTENTIAL
                                                                                                     REALIZED VALUE
                                                                                                       AT ASSUMED
                                                                                                      ANNUAL RATES
                                                            # OF TOTAL                               OF STOCK PRICE
                                              # OF SHARES    OPTIONS                                APPRECIATION FOR
                                  DATE OF     UNDERLYING     GRANTED     EXERCISE    EXPIRATION        OPTION TERM
                                   GRANT        OPTIONS         TO         PRICE        DATE        -----------------
             NAME                (MO/DAY)       GRANTED     EMPLOYEES    ($ SHARE)     (MO/YR)       5%(2)    10%(3)
             ----               -----------   -----------   ----------   ---------   -----------    -------   -------
Scott C. Longmore.............  February 28     68,000         33.3%       $0.26     March, 2000(1)  $3,810    $8,205
Garry D. Smith................  February 28     68,000         33.3%       $0.26     March, 2000(1)  $3,810    $8,205
Terry K. Spencer..............  February 28     68,000         33.3%       $0.26     March, 2000(1)  $3,810    $8,205


                                POTENTIAL REALIZED
                                  VALUE ASSUMING
                                   MARKET PRICE
                                     EQUAL TO
             NAME                  $11.25/SHARE
             ----               ------------------
Scott C. Longmore.............       $747,320
Garry D. Smith................       $747,320
Terry K. Spencer..............       $747,320

---------------

(1) Term expires upon earlier of 90 days after termination of the named person's employment agreement or February 28, 2006.

(2) Assumes 5% annual increase in stock price over term of option which is assumed to expire on March 31, 2000. Exercise of option is subject to the Company achieving certain specified annual financial performance goals.

(3) Assumes 10% annual increase in stock price over term of option which is assumed to expire on March 31, 2000. Exercise of option is subject to the Company achieving certain specified annual financial performance goals.

     1996 Incentive Stock Option Plan. Effective as of February 28, 1996, the Company adopted the 1996 Incentive Stock Option Plan (the "1996 Stock Plan"), and granted options under the plan to acquire a total of 204,000 shares of Common Stock to Terry K. Spencer, Garry D. Smith and Scott C. Longmore. The 1996 Stock Plan is intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended. Each incentive stock option ("ISO") granted entitles the optionee to purchase up to 68,000 shares of Common Stock at an exercise price of $0.26 per share, which the Board of Directors determined to represent the fair market value of the Common Stock on the grant date. The exercise of each ISO is conditioned upon the Company achieving certain specified financial performance goals for each of calendar years 1997, 1998 and 1999, and the optionee may not in any event exercise ISOs to acquire Common Stock having a fair market value in excess of $150,000 for any one calendar year. The ISOs shall remain in effect for the term of the Optionee's employment agreement with the Company. No more ISOs may be issued under the 1996 Stock Plan.

     1997 Stock Plan. The purpose of the Continental Natural Gas, Inc. 1997 Stock Plan (the "1997 Stock Plan") is to promote the overall financial objectives of the Company and its shareholders by motivating those persons selected to participate in the 1997 Stock Plan to achieve long-term growth in shareholder equity in the Company and by retaining the association of those individuals who are instrumental in achieving this growth. Executive officers, key employees and non-employee directors, as well as such other employees or consultants as the Board of Directors selects, are eligible recipients of awards under the 1997 Stock Plan. The maximum number of shares authorized to be issued under the 1997 Stock Plan is 600,000 shares of Common Stock. No grants or awards have been made under the 1997 Stock Plan.

     The 1997 Stock Plan is administered by the Board of Directors of the Company. The Board of Directors is authorized to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards, prescribe forms of award agreements, interpret the 1997 Stock Plan, establish, amend and rescind rules and regulations relating to the 1997 Stock Plan and make all other determinations which may be necessary or advisable for the administration of the 1997 Stock Plan. The Board of Directors has not made a determination as to the number of employees currently eligible for consideration as participants in the 1997 Stock Plan.

     The 1997 Stock Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights ("SARs"), and
(c) restricted stock. Generally, awards under the 1997 Stock Plan are granted for no consideration other than prior and future services. Awards granted under the 1997

Stock Plan may, in the discretion of the Board, be granted alone or in addition to, in tandem with or in substitution for any other award under the 1997 Stock Plan or other plan of the Company. Such grants could include grants of options after a decline in the market price of the Common Stock in substitution for previously granted options having a higher exercise price.

     Stock options granted pursuant to the 1997 Stock Plan may, at the discretion of the Board, be either ISOs within the meaning of Section 422 of the Code, or non-qualified stock options. The exercise price of an ISO may not be less than the fair market value of the Common Stock on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees who possess more than 10% of the combined voting power of all classes of stock of the Company). In the case of non-qualified stock options, the exercise price shall be as determined by the Board in its sole discretion, but in no event shall be less than 50% of the fair market value of the Common Stock on the date of grant. Options granted pursuant to the 1997 Stock Plan are exercisable in whole or in part at such time or times as may be determined by the Board, except that ISOs may not be exercised after the expiration of 10 years from the date granted (or 5 years in the case of ISOs granted to employees who possess more than 10% of the combined voting power of all classes of stock of the Company). Generally, options may be exercised by the payment of cash, promissory notes, stock or a combination thereof.

     Any SARs granted under the 1997 Stock Plan will give the holder the right to receive cash or stock in an amount equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price of the options issued in conjunction with the SARs or such other amount as the Board has established with respect to SARs issued on a stand-alone basis. Methods of exercise and settlement and other terms of SARs are determined by the Board.

     The Board may award restricted stock, generally consisting of shares which may not be disposed of by participants until certain restrictions established by the Board lapse. Such restrictions may lapse in whole or in installments as the Board determines. A participant receiving restricted stock will have all of the rights of a shareholder of the Company, including the right to vote the shares and the right to receive any dividends, unless the Board otherwise determines, but shall not be permitted to sell, assign, or otherwise transfer the stock during the restriction period established by the Board. Upon termination of employment during the restriction period for any reason other than death or disability, restricted stock will be forfeited, subject to such exceptions, if any, as are authorized by the Board.

     In the event of any change affecting the shares of Common Stock by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change or any distributions to shareholders, the Board may make such substitution or adjustment in the aggregate number or kind of shares which may be distributed under the 1997 Stock Plan and in the number, kind and exercise, grant or purchase price of shares subject to the outstanding awards granted under the 1997 Stock Plan, or make provisions for a cash payment relating to any award, as it deems to be appropriate in order to maintain the purpose of the original grant.

     The Board of Directors may amend, alter, suspend, discontinue or terminate the 1997 Stock Plan without the consent of shareholders or participants, except that shareholder approval of such action will be sought if such approval is required by any federal or state law or regulation or by any agreement, or if the Board of Directors in its discretion determines that obtaining such shareholder approval is advisable. Unless earlier terminated by the Board of Directors, the 1997 Stock Plan will terminate when no shares remain reserved and available for issuance, and the Company has no further obligation with respect to any award granted under the 1997 Stock Plan.

     In the event of a change of control of the Company, as defined in the 1997 Stock Plan, all outstanding awards under the 1997 Stock Plan, regardless of any limitations or restrictions, become fully exercisable and freed of all restrictions.

     Director Compensation. Directors receive no compensation from the Company for serving on the Board of Directors but are eligible to receive grants under the 1997 Stock Plan and will be reimbursed for out-of-pocket expenses incurred while attending board and committee meetings.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the provisions of the Oklahoma General Corporation Act (the "Oklahoma Corporate Act"), the Certificate of Incorporation of the Company eliminates in certain circumstances the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director for (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability arising under Section 1053 of the Oklahoma Corporate Act (relating to the declaration of dividends and purchase or redemption of shares in violation of the Oklahoma Corporate Act) or (iv) any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of Federal securities laws, nor do they limit the rights of the Company or its shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     The Certificate of Incorporation and the Bylaws of the Company provide that CNG shall indemnify all directors and officers of CNG to the full extent permitted by the Oklahoma Corporate Act. Under such provisions, any director or officer who in his capacity as such is made or threatened to be made, a party to any suit or proceeding, may be indemnified by the Company if the Board of Directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of CNG. The Certificate of Incorporation, Bylaws and the Oklahoma Corporate Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate of Incorporation, the Bylaws, any agreement, vote of shareholders or disinterested directors or otherwise.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification would be required or permitted. The Company is not aware of any overtly threatened litigation or proceeding that might result in a claim for indemnification.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 1, 1997, and adjusted to reflect the sale of shares in the Offering, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each executive officer of the Company,
(iii) by each of the Company's directors, and the two persons who have agreed to become members of the Board of Directors after completion of the Offering, (the "Future Directors"), (iv) by all directors, including the two Future Directors, and executive officers as a group and (v) by the Selling Shareholder. Unless indicated otherwise, each person has sole voting and dispositive power with respect to such shares.

                                                                                 PERCENT BENEFICIALLY
                                                                                        OWNED
                                                      NUMBER       SHARES     --------------------------
                                                     OF SHARES     BEING        BEFORE         AFTER
                 BENEFICIAL OWNER                       (1)      OFFERED(1)   OFFERING(1)   OFFERING(1)
                 ----------------                    ---------   ----------   -----------   ------------
EXECUTIVE OFFICERS AND DIRECTORS:
Gary C. Adams(2)...................................  3,738,004    300,000        89.0%         57.3%
  1412 South Boston, Suite 500 Tulsa, Oklahoma
  74119
Garry D. Smith.....................................    126,005         --         3.0%          2.1%
Scott C. Longmore..................................    167,962         --         4.0%          2.8%
Terry K. Spencer...................................    126,005         --         3.0%          2.1%
William W. Pritchard...............................         --         --           --            --
William H. Bauch...................................         --         --           --            --
All directors and executive officers as a group of
  (6 people).......................................  4,157,976    300,000        99.0%         64.3%
SELLING SHAREHOLDER:
Adams Affiliates, Inc..............................    597,864    300,000        14.2%          5.0%

---------------

(1) Assumes the conversion of shares of Convertible Preferred Stock into Common Stock prior to completion of the Offering.

(2) Gary C. Adams does not own of record any shares of Common Stock. Disclosed here are shares held of record by Cottonwood Partnership (3,140,140 shares) and Adams Affiliates (597,864 shares). See "Certain Transactions -- General" for a description of Mr. Adams' relationship to such companies.

                              CERTAIN TRANSACTIONS

GENERAL

     Gary C. Adams, the Chairman of the Board, President and Chief Executive Officer of the Company, is the chief executive officer of Cottonwood Partnership. Cottonwood Partnership is owned by certain trusts, the beneficiaries of which are members of the immediate family of Mr. Adams (the "Family Trusts"). Cottonwood Partnership owns approximately 98% of the outstanding common stock of Adams Affiliates and all of the outstanding common stock of Bird Creek Resources, Inc. ("Bird Creek"). Mr. Adams is a director and the chairman of Adams Affiliates and a director of Bird Creek. The Family Trusts are also partners in Mountain Meadows Partnership, a general partnership.

     Adams Affiliates owns, directly or indirectly, all of the outstanding equity interests of Continental Natural Gas Marketing, L.L.C. ("CNGM"), Gary Adams Ranch, Inc. ("G.A. Ranch"), CPA Ventures, Inc. ("CPA Ventures") and CPA Aviation, Inc. ("CPA Aviation"). Mr. Adams is a director of G.A. Ranch, CPA Ventures and CPA Aviation. Continental Gas Marketing, Inc. ("CGM") was a subsidiary of Cottonwood Partnership until it was merged into Adams Affiliates in 1997.

     The Company believes that the transactions described below were made on terms at least as fair to the Company as could have been obtained from unaffiliated third parties except that sales of natural gas by the Company to CNGM in 1996 were at cost and below market. The Company believes that its sales to CNGM in 1997 and thereafter will be fair to the Company.

1996 TRANSACTIONS AMONG RELATED ENTITIES

     The Beaver Plant was initially acquired by the Company and certain of its affiliates. On January 1, 1996, the Company acquired the remaining 20% interest in the Beaver Plant from Cottonwood Partnership, G.A. Ranch and CGM in exchange for a total of 200 shares of Convertible Preferred Stock, and cancellation of an account receivable from such affiliates in the amount of approximately $1.5 million. The terms of such exchange were not negotiated in an arms length transaction. On December 1, 1996, the Company redeemed 51 shares of the Convertible Preferred Stock for the liquidation value of $40,000 per share. Prior to completion of the Offering, the remaining 149 shares of Convertible Preferred Stock will be converted into 586,847 shares of Common Stock.

     The Company sold approximately $12 million of natural gas to CNGM in 1996. The natural gas was sold at cost to CNGM, which resold such volumes under long-term sales contracts. At December 31, 1996 and July 15, 1997, CNGM owed the Company approximately $5 million and $3.1 million, respectively, for such purchases. For 1997 and thereafter, the Company will sell sufficient natural gas to CNGM to satisfy the requirements of its existing sales agreements at a price equal to the Company's cost plus $0.02 per Mcf.

     In 1996, the Company purchased approximately $316,000 of natural gas located in New Mexico and Oklahoma from Bird Creek under a month-to-month contract. The Company's purchases from Bird Creek are made at a market index price less gathering fees.

     In 1996, the Company provided office space and general administrative services to Bird Creek and billed it for rentals and fees in the aggregate amount of $258,652. Additionally, the Company in 1996, was charged $14,766 by Bird Creek for general and administrative expenses incurred on its behalf. In 1996, Adams Affiliates charged the Company $210,000 for management services. Adams Affiliates and the Company are parties to a Consulting Agreement dated as of April 1, 1997, under which Adams Affiliates provides consulting services to the Company. See "Management -- Executive Compensation."

     Bird Creek and Adams Affiliates are parties to Administrative Services Agreements with the Company dated as of April 1, 1997, under which the Company provides office space, accounting, clerical and other administrative services to Bird Creek and Adams Affiliates in return for reimbursement to the Company of the allocable cost to the Company of providing such services. These Administrative Services Agreements expire on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by any of the contracting parties. Bird Creek provides certain accounting, clerical and administrative services to the Company (primarily accounting services) under the terms of an Administrative Services Agreement dated as of April 1, 1997. The Company reimburses Bird Creek for the allocable cost to Bird Creek of providing such services. This Administrative Services Agreement expires on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by one of the parties.

     In 1996, the Company sold its oil and gas producing properties to Adams Affiliates for $308,000, which approximated book value.

     In 1996, the Company paid CPA Aviation and CPA Ventures a total of $175,600 for aviation services. Approximately $56,000 of the amount paid in 1996 was related to services rendered in 1995. The Company and CPA Aviation are parties to a charter services agreement dated as of April 1, 1997, under which CPA Aviation agrees to provide aviation services to the Company on an "as needed" basis (the "Charter Services Agreement"). The Company is required to pay CPA Aviation for such services at the rates of $100 per hour for usage of a Cessna Model Turbo 210 aircraft and $1,000 per hour for usage of a Learjet Model 24F aircraft plus reimbursement of any taxes, fees, customs duties or other charges which CPA Aviation may be required to pay by reason of the Company's usage. The Charter Services Agreement expires on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by one of the parties.

     As of December 31, 1996 and July 15, 1997, Mountain Meadows Partnership was indebted to the Company in the amount of approximately $800,000. Various other affiliates of Cottonwood Partnership were indebted to the Company in the aggregate amount of approximately $212,000 as of July 15, 1997.

OTHER RELATIONSHIPS

     Oppenheimer & Co., Inc. is an Underwriter and a representative of the Underwriters in the Offering. See "Underwriting." Mr. William H. Bauch is an officer of Oppenheimer & Co., Inc. and is expected to become a director of the Company following the Offering. The law firm of Hall, Estill, has advised the Company on certain legal matters related to the Offering. Mr. William W. Pritchard is Of Counsel to Hall, Estill and is expected to become a director of the Company following the Offering.

BOARD POLICY ON AFFILIATED TRANSACTIONS

     The Board of Directors has adopted a policy requiring that any transactions to be entered into between the Company and an affiliate of the Company after completion of the Offering be reviewed by CNG's independent directors.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $0.01 par value and 5,000,000 shares of Preferred Stock, $0.01 par value. The Convertible Preferred Stock will be converted into 586,847 shares of Common Stock prior to completion of the Offering. Accordingly, the terms of the Convertible Preferred Stock are not discussed herein.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share on all matters on which shareholders generally are entitled to vote, including elections of directors, and, except as otherwise required by law or by the terms of any series of Preferred Stock of the Company, the holders of Common Stock exclusively possess all voting power. The Certificate of Incorporation of the Company (the "Certificate") does not provide for cumulative voting for the election of directors; therefore, the holders of a majority of the voting power of the total number of outstanding shares of Common Stock are able to elect the entire Board of Directors of the Company.

     Subject to any preferential rights of any outstanding series of Preferred Stock of the Company designated from time to time by the Board of Directors, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets of the Company available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any kind or class of securities of the Company.

PREFERRED STOCK

     The Board of Directors is empowered without shareholder approval to issue up to 5,000,000 shares of Preferred Stock of the Company, from time to time, in series and with respect to each series to determine (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends payable on any other class or series of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof, (iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series, or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series and (vii) generally, any other rights and privileges consistent with the Certificate for each series and any qualifications, limitations or restrictions. No shares of Preferred Stock are presently outstanding, and the Company has no present intention to issue Preferred Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Certificate and the Company's Bylaws may have the effect of preventing, discouraging or delaying a change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The Company's Bylaws limit the ability of shareholders of the Company to raise matters at a meeting of shareholders without giving advance notice. In addition, the Certificate and the Bylaws prohibit shareholders from removing the Company's directors without cause. The Certificate of Incorporation and Bylaws provide for a classified Board of Directors, which means that only one-third of the members of the Board of Directors will be up for election in any given year. The ability of the Board of Directors to issue Preferred Stock as described above may also make it more difficult for, and may discourage, other persons or companies from making a tender offer for, or attempting to acquire substantial amounts of, the Company's Common Stock.

     The Company is subject to the provisions of the Oklahoma Takeover Disclosure Act of 1985 (the "Disclosure Act") regulating corporate takeovers. The Disclosure Act requires certain notices to be given prior to making a takeover offer. Such notices include filing a registration statement with the Securities Administrator of Oklahoma and delivering a copy of such notice to the Company. The Disclosure Act applies to offers to takeover an issuer of publicly traded securities of which at least 20% are held by Oklahoma residents. A "takeover" offer includes offers in which the offerer discloses its intention that, as a result of the offer: (i) the offeror will own 10% or more of any class of equity securities or
(ii) ownership of any class of equity securities will be increased by 5% or more.

     The Company is subject to the provisions of Section 1090.3 of the Oklahoma Corporate Act. That section provides, with certain exceptions, that an Oklahoma corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of such person who is an "Interested Shareholder" for a period of three years from the date that such person became an Interested Shareholder unless: (a) the transaction, or business combination, resulting in a person's becoming an Interested Shareholder is approved by the board of directors of the corporation before the person becomes an Interested Shareholder, (b) upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person became an Interested Shareholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the Interested Shareholder. An "Interested Shareholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

     The Oklahoma Shares Control Act ("OSCA") (Section 1145 et seq. of the Oklahoma Corporate Act) prohibits the voting of "control shares" without the approval of a majority of shares held by non-interested shareholders. Under the OSCA, "control shares" are shares acquired by a person which causes his percentage ownership to exceed certain statutorily prescribed ranges of ownership beginning at 20%. The OSCA was ruled unconstitutional shortly after its adoption in 1987; however, it is believed that certain amendments to the OSCA in 1990 and 1991 may have cured its constitutional infirmities.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is BankBoston, N.A.

LISTING

     The Company has been approved for listing of the Common Stock on the Nasdaq National Market under the symbol "CNGL", subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for the Common Stock. Sale of a substantial number of shares of Common Stock into the public market following the Offering could adversely affect prevailing market prices for the Common Stock.

     Following the Offering, the Company will have outstanding an aggregate of 6,000,000 shares of Common Stock, assuming no exercise of the underwriters' over-allotment option. In addition to the 2,100,000 shares of Common Stock offered hereby, as of the effective date of the Offering, there will be 3,900,000 shares of Common Stock outstanding, all of which are restricted securities (the "Restricted Shares") under the Securities Act. All shareholders of the Company have agreed they will not sell 3,900,000 shares of Common Stock held by them without the prior consent of the representatives of the Underwriters for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"). Following the 180-day Lockup Period, up to 3,900,000 Restricted Shares will become eligible for sale in the public market pursuant to Rule 144 subject to the volume and other restrictions pursuant to such Rule. The Underwriters may, in their sole discretion and at any time prior to the expiration of the 180-day Lockup Period without notice, release all or any portion of the securities subject to lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares without having to comply with the manner of sale, volume limitation or notice filing provisions described above.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register up to 600,000 shares of Common Stock reserved for issuance under the 1997 Stock Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, subject to vesting restrictions with the Company. The 204,000 shares subject to purchase under the Company's 1996 Stock Option Plan are Restricted Shares.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholder and the Underwriters named below, for whom Oppenheimer & Co., Inc. and Southwest Securities, Inc. are acting as representatives (the "Representatives"), the following Underwriters have severally agreed to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Oppenheimer & Co., Inc......................................    510,000
Southwest Securities, Inc...................................    510,000
George K. Baum & Company....................................     60,000
Burnham Securities Inc......................................     60,000
D.A. Davidson & Co., Inc....................................     60,000
Dominick & Dominick, Incorporated...........................     60,000
Gerard Klauer Mattison & Co., Inc...........................     60,000
Hanifen, Imhoff Inc.........................................     60,000
Ing Baring (U.S.) Securities, Inc...........................     60,000
Interstate/Johnson Lane Corporation.........................     60,000
Jefferies & Company.........................................     60,000
Morgan Keegan & Company, Inc................................     60,000
Petrie Parkman & Co.........................................     60,000
Prime Charter Ltd...........................................     60,000
Principal Financial Securities, Inc.........................     60,000
Rauscher Pierce Refsnes, Inc................................     60,000
Sanders Morris Mundy Inc....................................     60,000
Southcoast Capital Corp.....................................     60,000
Stephens Inc................................................     60,000
Wedbush Morgan Securities Inc...............................     60,000
                                                              ---------
          Total.............................................  2,100,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters (including, among other things, the legality of the issuance of shares of Common Stock in the Offering) by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares of Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the Offering price set forth on the cover page of this Prospectus and at such price less a concession not in excess of $.40 per share of Common Stock to certain securities dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow and such dealers may reallow concessions not in excess of $.10 per share to certain other securities dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives.

     The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 315,000 additional shares of Common Stock at the public offering price less the underwriting discount and commissions. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the number of shares of Common Stock offered hereby and the Company will be obligated, pursuant to the over-allotment option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange

Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has agreed to pay the Representatives a financial advisory fee equal to 3/4 of 1% of the total proceeds of the Offering. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     All shareholders of the Company have agreed that for a period of 180 days after the date of this Prospectus they will not sell, contract to sell or otherwise dispose of, directly or indirectly, shares of Common Stock without the prior written consent of the Representatives.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Albright & Rusher, a Professional Corporation, Tulsa, Oklahoma. Certain legal matters in connection with the Offering will be passed upon for the Company by Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C., Tulsa, Oklahoma. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Jackson Walker L.L.P., Dallas, Texas.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of December 31, 1995 and 1996 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the periods ended March 31, 1996 and 1997, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Prospectus states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                    EXPERTS

     The estimate of the proved, producing natural gas reserves which are underlying leases and wells under contract to the Company was provided by Lee Keeling and Associates, Inc., and are included herein in reliance in the authority of said firm as experts in petroleum engineering.

                                    GLOSSARY

     The definitions set forth below apply to the terms used in this Prospectus:

     "Bcf" means billion cubic feet of natural gas.

     "Beaver Gathering System" means the Company's natural gas gathering system located in Beaver County, Oklahoma which gathers natural gas for delivery to the Beaver Plant.

     "Beaver Plant or Beaver" means the Company's natural gas processing plant located in Beaver County, Oklahoma which is directly connected to the Beaver Gathering System.

     "Capacity Release" means firm transportation which the Company has acquired by purchase or assignment from another party (typically a utility company) on a particular pipeline.

     "Convertible Preferred Stock" means the 149 shares of convertible preferred stock of the Company, par value $1.00 per share, which will be converted into shares of Common Stock prior to completion of the Offering.

     "EBITDA" represents operating income plus, depreciation, depletion and amortization. It should not be considered in isolation or as a substitute for net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity. Not all companies calculate EBITDA using the same methods; therefore, the EBITDA figures set forth herein may not be comparable to EBITDA reported by other companies. The Company believes that EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties in the natural gas industry and understands that it is used by such persons as one measure of a company's historical ability to service its debt.

     "EPA" means the Environmental Protection Agency.

     "Extraction" means removing liquid and liquefiable hydrocarbons (NGLs) from natural gas.

     "FERC" means the Federal Energy Regulatory Commission.

     "Firm transportation" means the obligation of a pipeline to transport natural gas without curtailment or reduction up to the quantity which the pipeline has committed to transport under the contract with its customer. Under firm transportation, the pipeline reserves sufficient capacity on its pipelines to satisfy the transportation requirements of all firm transportation customers without curtailment (except for curtailment which may result due to acts of God or similar occurrences).

     "Fractionation" is the process by which the NGL stream is subjected to controlled temperatures, causing the NGLs to separate, or fractionate, into the separate NGL products of ethane, propane, butane, isobutane and natural gasoline.

     "Fuel and shrinkage" is the heating value of the natural gas extracted in the form of NGLs or consumed as fuel during processing.

     "Interruptible transportation" means the obligation of a pipeline to transport natural gas on a "first come -- first serve" basis after the pipeline has satisfied all of its firm transportation obligations.

     "Mcf" means thousand cubic feet of natural gas.

     "Mgal/d" means thousand gallons per day.

     "MMcf" means million cubic feet of natural gas.

     "MMcf/d" or "MMcf per day" means million cubic feet per day.

     "Mocane Plant or Mocane" means the Company's natural gas processing plant located in Beaver County, Oklahoma which is not directly connected to the Beaver Gathering System.

     "NGLs" means the liquids which are extracted from natural gas which include ethane, propane, butane, isobutane and natural gasoline.

     "Off-system gas" means the natural gas, which the Company purchases from time to time for resale to its customers which is neither gathered nor processed by the Company.

     "On-system gas" means the natural gas which is gathered or processed by the Company.

     "Panhandle Area" means the panhandle region of Oklahoma and Texas, where the Company's gathering and processing assets are located.

     "Processing" includes treatment, extraction and fractionation.

     "Reserves" mean proven/producing natural gas reserves from wells whose production is processed and/or gathered at the Company's plants and/or pipeline systems.

     "Texas Gathering Assets" means the natural gas gathering assets located in various counties in the panhandle of Texas and Oklahoma which were acquired by the Company from subsidiaries of Enron Corporation.

     "Treatment" refers to the removal of water vapor, solids and other contaminants, such as hydrogen sulfide or carbon dioxide, contained in the natural gas stream that would interfere with pipeline transportation or marketing of the natural gas to consumers.

                         CONTINENTAL NATURAL GAS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Accountants..........................   F-1
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Shareholders' Equity..........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7
Unaudited Pro Forma Financial Data..........................  F-15

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Continental Natural Gas, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Continental Natural Gas, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1994, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continental Natural Gas, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
March 21, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

     We have reviewed the accompanying consolidated balance sheet of Continental Natural Gas, Inc. and Subsidiaries as of March 31, 1997, and the related consolidated statements of operations and cash flows for the three-month periods ended March 31, 1996 and 1997 and the consolidated statement of shareholders' equity for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
June 10, 1997

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,             MARCH 31,
                                                              ---------------------------    ------------
                                                                 1995            1996            1997
                                                              -----------    ------------    ------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,655,867    $ 21,077,438    $ 14,784,031
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of
      $252,979, $257,619 and $287,619.......................   18,028,283      44,930,884      21,374,532
    Affiliates..............................................      272,926       5,969,458       4,624,111
    Other...................................................      531,683       1,150,334       2,026,856
  Notes receivable -- affiliates............................      795,711          17,801          17,801
  Gas inventory.............................................      885,247       3,148,657       3,693,112
  Prepaid expenses..........................................       61,106         164,085          61,143
                                                              -----------    ------------    ------------
  Total current assets......................................   25,230,823      76,458,657      46,581,586
Investments (Note 3)........................................      786,424         655,589         588,220
Property and equipment, net (Note 4)........................   28,345,593      61,045,047      62,750,946
Notes receivable -- affiliates..............................      542,442              --              --
Deferred tax asset..........................................    2,600,000       7,075,000       6,458,000
Other assets................................................      593,376         694,305         685,634
                                                              -----------    ------------    ------------
Total assets................................................  $58,098,658    $145,928,598    $117,064,386
                                                              ===========    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $24,508,073    $ 56,707,979    $ 35,528,539
  Affiliate payables........................................      294,185         463,884         351,309
  Contract advances.........................................           --      24,787,831      10,257,651
  Current portion of long-term debt.........................    2,715,669         867,000       2,025,000
  Current portion of capital lease obligations..............      543,052       1,165,361       1,191,962
                                                              -----------    ------------    ------------
  Total current liabilities.................................   28,060,979      83,992,055      49,354,461
Long-term debt..............................................    6,534,331      32,945,500      38,070,753
Capital lease obligations...................................    2,745,371       6,583,478       6,275,577
Deferred gain on sale-leaseback.............................      376,149         254,154         223,656
Contract advances...........................................    1,956,055              --              --
                                                              -----------    ------------    ------------
Total liabilities...........................................   39,672,885     123,775,187      93,924,447
Minority interest...........................................    1,671,456              --              --
Commitments and contingencies (Notes 4, 6, 8 and 9)
Shareholders' equity (Note 11):
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, non issued..................................           --              --              --
  Convertible preferred stock, $1 par value, $40,000
    liquidation value, 200 shares authorized and 149 shares
    issued and outstanding in 1996..........................           --             149             149
  Common stock, $.01 par value, 60,000,000 shares authorized and 3,457,159 shares issued in 1995 and 3,919,156 issued
    in 1996 and 1997........................................       34,571          39,191          39,191
  Additional paid-in capital................................   12,034,314      12,375,528      12,375,528
  Retained earnings.........................................    4,889,652      10,042,763      11,029,291
  Treasury stock, at cost...................................     (204,220)       (204,220)       (204,220)
  Receivable from stock sale................................           --        (100,000)       (100,000)
                                                              -----------    ------------    ------------
  Total shareholders' equity................................   16,754,317      22,153,411      23,139,939
                                                              -----------    ------------    ------------
Total liabilities and shareholders' equity..................  $58,098,658    $145,928,598    $117,064,386
                                                              ===========    ============    ============

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                                            --------------------------------------------    ---------------------------
                                                1994            1995            1996           1996            1997
                                            ------------    ------------    ------------    -----------    ------------
                                                                                                    (UNAUDITED)
Natural gas sales.........................  $100,476,775    $ 95,630,817    $196,729,349    $32,669,849    $ 72,955,874
Natural gas sales -- related party........            --              --      12,049,421             --       5,832,255
Natural gas liquids sales.................    19,572,332      24,803,858      34,757,184      6,194,619       8,881,135
Gathering fees............................            --              --       1,994,711             --         843,020
Other.....................................       259,837         762,770       1,130,751        455,202          14,725
                                            ------------    ------------    ------------    -----------    ------------
Total operating revenue...................   120,308,944     121,197,445     246,661,416     39,319,670      88,527,009
                                            ------------    ------------    ------------    -----------    ------------
Operating costs and expenses:
  Cost of purchased gas...................   111,038,275     107,641,631     225,535,172     34,492,516      81,416,588
  Operating expenses......................     3,930,447       4,366,125       5,977,953      1,381,758       1,559,243
  General and administrative..............     3,600,982       3,840,084       5,622,871      1,310,413       1,842,202
  Depreciation, depletion and
    amortization..........................     1,504,608       1,366,544       2,854,624        473,031         899,089
                                            ------------    ------------    ------------    -----------    ------------
  Total operating costs and expenses......   120,074,312     117,214,384     239,990,620     37,657,718      85,717,122
                                            ------------    ------------    ------------    -----------    ------------
Operating income..........................       234,632       3,983,061       6,670,796      1,661,952       2,809,887
                                            ------------    ------------    ------------    -----------    ------------
Other income (expense):
  Interest income.........................       224,418         309,832         131,947         46,944         279,592
  Equity in loss of investee..............       (51,486)        (82,769)       (136,196)       (27,973)        (33,000)
  Interest expense........................    (1,251,747)       (914,331)     (2,702,304)      (326,019)     (1,465,682)
  Minority interest.......................    (1,501,550)       (403,872)             --             --              --
  Gain on sale of gathering system and
    processing plant......................     5,178,925              --              --             --              --
  Other, net..............................     2,049,920          43,726          20,827         42,707          47,731
                                            ------------    ------------    ------------    -----------    ------------
  Total other income (expense)............     4,648,480      (1,047,414)     (2,685,726)      (264,341)     (1,171,359)
                                            ------------    ------------    ------------    -----------    ------------
Income before income taxes and
  extraordinary item......................     4,883,112       2,935,647       3,985,070      1,397,611       1,638,528
Income tax (expense) benefit..............      (127,000)      2,174,304       3,635,210        (30,000)       (652,000)
                                            ------------    ------------    ------------    -----------    ------------
Income before extraordinary item..........     4,756,112       5,109,951       7,620,280      1,367,611         986,528
Extraordinary loss on retirement of debt
  (net of income taxes of $261,842).......            --              --        (427,220)            --              --
                                            ------------    ------------    ------------    -----------    ------------
Net income................................  $  4,756,112    $  5,109,951    $  7,193,060    $ 1,367,611    $    986,528
                                            ============    ============    ============    ===========    ============
Primary earnings per share:
  Income before extraordinary item........  $       1.46    $       1.59    $       1.99    $      0.37    $       0.24
                                            ============    ============    ============    ===========    ============
  Net income..............................  $       1.46    $       1.59    $       1.87    $      0.37    $       0.24
                                            ============    ============    ============    ===========    ============
Fully diluted earnings per share:
  Income before extraordinary item........  $       1.45    $       1.59    $       1.71    $      0.33    $       0.22
                                            ============    ============    ============    ===========    ============
  Net income..............................  $       1.45    $       1.59    $       1.61    $      0.33    $       0.22
                                            ============    ============    ============    ===========    ============
Weighted average common shares
  outstanding:
  Primary.................................     3,215,349       3,185,428       3,536,176      3,305,110       3,613,153
  Fully diluted...........................     3,242,277       3,186,244       4,466,291      4,155,391       4,392,986

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    NUMBER OF SHARES
                            --------------------------------                         ADDITIONAL     RETAINED
                            PREFERRED    COMMON     TREASURY   PREFERRED   COMMON      PAID-IN      EARNINGS     TREASURY
                              STOCK       STOCK      STOCK       STOCK      STOCK      CAPITAL      (DEFICIT)      STOCK
                            ---------   ---------   --------   ---------   -------   -----------   -----------   ---------
Balance at December 31,
  1993....................    1,000     3,457,159   263,435    $ 315,000   $34,571   $12,034,314   $(4,830,132)  $(156,470)
Net income................                                                                           4,756,112
                             ------     ---------   -------    ---------   -------   -----------   -----------   ---------
Balance at December 31,
  1994....................    1,000     3,457,159   263,435      315,000   34,571     12,034,314       (74,020)   (156,470)
Acquisition of preferred
  stock...................   (1,000)                            (315,000)
  Purchase of treasury
    stock.................                           42,568                                                        (47,750)
Common stock dividends
  ($.01 per share)........                                                                             (24,217)
Preferred stock dividends
  ($122.06 per share).....                                                                            (122,062)
Net income................                                                                           5,109,951
                             ------     ---------   -------    ---------   -------   -----------   -----------   ---------
Balance at December 31,
  1995....................              3,457,159   306,003                34,571     12,034,314     4,889,652    (204,220)
Issuance of preferred
  stock...................      200                                  200                 199,834
Sale of common stock to
  management (Note 11)....                461,997                           4,620        141,380
Redemption of preferred
  stock...................      (51)                                 (51)                           (2,039,949)
Net income................                                                                           7,193,060
                             ------     ---------   -------    ---------   -------   -----------   -----------   ---------
Balance at December 31,
  1996....................      149     3,919,156   306,003          149   39,191     12,375,528    10,042,763    (204,220)
Net income (unaudited)....                                                                             986,528
                             ------     ---------   -------    ---------   -------   -----------   -----------   ---------
Balance at March 31, 1997
  (unaudited).............      149     3,919,156   306,003    $     149   $39,191   $12,375,528   $11,029,291   $(204,220)
                             ======     =========   =======    =========   =======   ===========   ===========   =========

                            RECEIVABLE
                               FROM
                              STOCK
                               SALE         TOTAL
                            ----------   -----------
Balance at December 31,
  1993....................  $            $ 7,397,283
Net income................                 4,756,112
                            ---------    -----------
Balance at December 31,
  1994....................                12,153,395
Acquisition of preferred
  stock...................                  (315,000)
  Purchase of treasury
    stock.................                   (47,750)
Common stock dividends
  ($.01 per share)........                   (24,217)
Preferred stock dividends
  ($122.06 per share).....                  (122,062)
Net income................                 5,109,951
                            ---------    -----------
Balance at December 31,
  1995....................                16,754,317
Issuance of preferred
  stock...................                   200,034
Sale of common stock to
  management (Note 11)....   (100,000)        46,000
Redemption of preferred
  stock...................                (2,040,000)
Net income................                 7,193,060
                            ---------    -----------
Balance at December 31,
  1996....................   (100,000)    22,153,411
Net income (unaudited)....                   986,528
                            ---------    -----------
Balance at March 31, 1997
  (unaudited).............  $(100,000)   $23,139,939
                            =========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                      ------------------------------------------   ---------------------------
                                                          1994           1995           1996           1996           1997
                                                      ------------   ------------   ------------   ------------   ------------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income........................................  $  4,756,112   $  5,109,951   $  7,193,060   $  1,367,611   $    986,528
                                                      ------------   ------------   ------------   ------------   ------------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation, depletion and amortization........     1,504,608      1,366,544      2,854,624        473,031        899,089
    Amortization of debt issuance costs.............        91,881        128,473        269,697         50,947         36,190
    Gain on disposition of assets...................    (5,196,221)      (123,793)      (133,945)       (30,498)       (30,498)
    Minority interest...............................     1,501,550        403,872             --             --             --
    Equity in loss of investee......................        51,486         82,769        136,196         27,973         33,000
    Deferred income tax benefit (expense)...........            --     (2,220,000)    (4,213,158)            --        617,000
    Noncash compensation on stock issuance..........            --             --         46,000         46,000             --
    Extraordinary loss on retirement of debt........            --             --        427,220             --             --
    Changes in operating assets and liabilities:
      Accounts receivable...........................     6,580,031     (6,716,615)   (35,408,754)    (1,670,585)    24,025,177
      Gas inventory.................................      (533,857)        85,070     (2,263,410)      (701,849)      (544,455)
      Prepaid expenses..............................       280,310        (42,424)      (102,979)        30,967        102,942
      Accounts payable..............................    (9,963,457)    11,508,016     31,899,220       (591,303)   (20,398,859)
      Contract advance..............................     2,712,589       (756,534)    22,831,776             --    (14,530,180)
                                                      ------------   ------------   ------------   ------------   ------------
        Total adjustments...........................    (2,971,080)     3,715,378     16,342,487     (2,365,317)    (9,790,594)
                                                      ------------   ------------   ------------   ------------   ------------
  Net cash provided by (used in) operating
    activities......................................     1,785,032      8,825,329     23,535,547       (997,706)    (8,804,066)
                                                      ------------   ------------   ------------   ------------   ------------
Cash flows from investing activities:
  Capital expenditures..............................    (3,096,999)   (12,310,634)   (30,761,492)   (10,418,248)    (3,498,143)
  Proceeds from sale of property and equipment......    12,784,452          7,000        308,000             --             --
  (Increase) decrease in investments................        68,392         54,852         (5,361)            --         34,369
  (Increase) decrease in notes receivable --
    affiliate.......................................      (260,000)            98             --             --             --
  (Increase) decrease in other assets...............       692,642        (37,500)            --             --             --
                                                      ------------   ------------   ------------   ------------   ------------
  Net cash provided by (used in) investing
    activities......................................    10,188,487    (12,286,184)   (30,458,853)   (10,418,248)    (3,463,774)
                                                      ------------   ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Dividends paid....................................            --       (146,279)            --             --             --
  Purchase of preferred and Treasury Stock..........            --       (362,750)            --             --             --
  Principal payments on long-term debt..............   (47,950,348)   (11,125,868)   (45,903,667)      (312,500)      (216,747)
  Proceeds of long-term debt........................    41,700,000     14,750,000     70,466,167      8,643,000      6,500,000
  Purchase of warrants..............................            --       (315,000)            --             --             --
  Debt issuance costs...............................       (15,000)      (141,716)      (523,688)      (100,376)       (27,521)
  Principal payments under capital lease
    obligations.....................................      (814,574)      (333,074)      (693,935)      (129,703)      (281,299)
  Minority interest distributions...................      (720,000)            --             --             --             --
                                                      ------------   ------------   ------------   ------------   ------------
  Net cash provided by (used in) financing
    activities......................................    (7,799,922)     2,325,313     23,344,877      8,100,421      5,974,433
                                                      ------------   ------------   ------------   ------------   ------------
  Net increase (decrease) in cash and cash
    equivalents.....................................     4,173,597     (1,135,542)    16,421,571     (3,315,533)    (6,293,407)
  Cash and cash equivalents at beginning of year....     1,617,812      5,791,409      4,655,867      4,655,867     21,077,438
                                                      ------------   ------------   ------------   ------------   ------------
  Cash and cash equivalents at end of year..........  $  5,791,409   $  4,655,867   $ 21,077,438   $  1,340,334   $ 14,784,031
                                                      ============   ============   ============   ============   ============
  Supplemental disclosure of cash flow information:
    Interest paid...................................  $  1,159,866   $    745,967   $  2,472,515   $    238,661   $    841,750
                                                      ============   ============   ============   ============   ============
    Income taxes paid...............................  $    120,000   $    100,000   $    100,000   $    100,000   $    460,000
                                                      ============   ============   ============   ============   ============

     Supplemental disclosure of noncash investing and financing activities -- In 1994, 1995, and 1996, the Company incurred $1,997,249, $2,416,887 and
$5,154,349, respectively, relating to capital lease obligations for the acquisition of equipment. In 1994, the Company retired $3,124,027 related to capital lease obligations in the disposition of equipment. In 1996, the Company issued preferred stock and cancelled certain indebtedness to acquire the minority interest ownership of a partnership holding one of the Company's processing plants. Also in 1996, the Company redeemed 51 shares of preferred stock in exchange for the cancellation of indebtedness due from an affiliated entity.

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- Continental Natural Gas, Inc. and Subsidiaries (the "Company") is an Oklahoma corporation involved principally in natural gas gathering, processing and marketing with operations principally in the central United States. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its investments in majority-owned partnerships.

     CASH EQUIVALENTS -- The Company considers all highly liquid investments with maturities of three months or less at date of purchase to be cash equivalents.

     INVENTORY -- Gas inventory is stated at the lower of market or average cost.

     PROPERTY AND EQUIPMENT -- The Company's property and equipment is carried at cost and depreciated on the straight-line basis over their estimated useful lives ranging from 3 to 20 years. Gain or loss on disposal of such property and equipment is reflected in operations. Maintenance and repairs are charged to expense as incurred.

     The carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Assets determined to be impaired based on estimated future net cash flows are reduced to estimated fair value. No such reduction in the carrying value of assets has been reflected in the accompanying financial statements.

     OIL AND GAS PROPERTIES -- Costs incurred in the acquisition, exploration and development of oil and gas properties owned in prior years were capitalized utilizing the full cost method and depleted using the units-of-production method based on proved reserves.

     DEBT ISSUANCE COSTS -- Costs associated with obtaining financing are capitalized and amortized using the straight-line method over the term of the agreement.

     REVENUE RECOGNITION -- Revenue is recognized when product is delivered or when services are rendered.

     INCOME TAXES -- The Company accounts for income taxes utilizing Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     EARNINGS PER SHARE -- Earnings per share is based on the weighted average number of shares outstanding. Primary earnings per share assumes that outstanding dilutive stock options and warrants are exercised and the proceeds used to purchase common shares. Fully diluted earnings per share gives effect to the conversion of convertible preferred stock and the exercise of dilutive stock options.

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS -- Certain 1994 and 1995 amounts have been reclassified to conform to the current year presentation.

2. RELATED PARTY TRANSACTIONS

     In 1994, 1995 and 1996, the Company provided office space to an affiliated entity and billed it for rentals of $47,759, $40,399 and $40,399, respectively. The Company provided general and administrative services to

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES affiliates and billed them $231,055, $265,351 and $218,253 in 1994, 1995 and
1996, respectively. Additionally, the Company in 1994, 1995 and 1996, was charged by affiliates $11,212, $36,786 and $190,366, respectively, for general and administrative expenses incurred on its behalf and $138,000 in 1994 and 1995 and $210,000 in 1996 for management services.

     The Company purchased gas from Bird Creek Resources ("BCR"), an affiliated entity, totaling $895,803, $125,284 and $316,466 in 1994, 1995 and 1996,
respectively. At December 31, 1995 and 1996, the Company had accounts payable to BCR totaling $139,185 and $463,884, respectively.

     In 1996, the Company sold its oil and gas producing properties to an affiliated entity for approximately $308,000, which approximated book value. Revenues from these properties are included in other revenues and totaled $202,278, $461,984 and $602,656 for the years ended December 31, 1994, 1995 and
1996, respectively.

     The Company had natural gas sales totaling $12,049,000 in 1996 to an affiliated entity, which gas was sold at the Company's cost. Receivables at December 31, 1996 related to these gas sales were $4,988,035. During 1996, the Company entered into futures contracts on behalf of another affiliate, with gains or losses or such contracts paid or billed to the affiliate. The Company also had advances receivable from other affiliates totaling $981,423 at December 31, 1996.

     At December 31, 1995 and 1996, notes receivable from affiliates related to a sale of a gathering system in prior years were $17,801. This note bears interest at 8% and is collateralized by the gathering system. Also, at December 31, 1995, the Company had notes receivable from affiliates totaling $1,320,352, related to these parties' participation with the Company in the ownership of certain gathering systems and processing plants. Accrued interest on these notes totaling $153,206 at December 31, 1995, is included in accounts receivable-affiliate. This receivable was collected in 1996 as part of the Company's acquisition of the affiliate's interest in the plant.

3. INVESTMENTS

     The Company, through two limited partnerships of which it is the general partner, owns a 6.88% interest in a partnership which owns and operates a natural gas gathering system in Texas. The Company's ownership interest is accounted for using the equity method. Accordingly, during 1994, 1995 and 1996, the Company has recognized losses of $51,486, $82,769 and $136,196, respectively, from the investment.

4. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1995 and 1996, consisted of:

                                                               1995           1996
                                                            -----------    -----------
Gathering systems and processing plants...................  $25,720,568    $55,722,149
Compressor equipment......................................    4,779,303     10,162,571
Oil and gas properties, under the full-cost method........      753,647             --
Furniture, fixtures and other.............................      919,255      1,342,984
Less accumulated depreciation, depletion and
  amortization............................................   (3,827,180)    (6,182,657)
                                                            -----------    -----------
Net property and equipment................................  $28,345,593    $61,045,047
                                                            ===========    ===========

     In March and May of 1996, the Company purchased gas gathering systems for combined consideration of $20.2 million.

     In December 1994, the Company sold a gathering system and processing plant and recognized a $5.2 million gain on the sale, of which $1.3 million was attributable to the minority ownership interests of related parties. The Company utilized a portion of the proceeds from this sale to acquire a gas processing plant and related assets in February 1995 for $3.5 million. The acquisition also provides for contingent consideration

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES of up to $1.5 million ($500,000 per year for three years) plus associated interest on any such amounts, based on the delivery of a certain supplier's gas to the plant for processing. As the provisions of the agreement related to this consideration were met in 1995, at December 31, 1995, the Company accrued $500,000 plus interest related to this commitment. In 1996, the Company did not receive gas for processing at this plant from the supplier, and accordingly, does not believe that any additional consideration will be payable.

5. LONG-TERM DEBT

     Long-term debt at December 31, 1995 and 1996 consists of the following:

                                                               1995           1996
                                                            -----------    -----------
Term loan payable in quarterly installments with a final
  maturity in 2001, plus interest at either the bank's
  base rate plus .50% or LIBOR plus 2.25% (7.94% at
  December 31, 1996)......................................  $        --    $33,812,500
Term loan payable in quarterly installments, plus interest
  at either the bank's base rate plus .5% or LIBOR plus
  2.5% (8.25% at December 31, 1995).......................    9,250,000             --
Less current portion......................................   (2,715,669)      (867,000)
                                                            -----------    -----------
Long-term debt............................................  $ 6,534,331    $32,945,500
                                                            ===========    ===========

     In December 1996, the Company obtained a new credit facility including the term loan above and a revolving credit facility of $25 million, of which up to $18 million may be utilized to support letters of credit. Letters of credit totalling $6,885,990 were outstanding related to this credit facility at December 31, 1996. At December 31, 1996, no amount was outstanding on the revolving credit facility which has a maturity of December 31, 1998 and also accrues interest at either the bank's base rate plus .5% or LIBOR plus 2.25%. The new agreement also provides borrowing availability of up to $4,800,000 for approved capital projects. Associated with obtaining the new credit facility, the Company retired its prior long-term debt and expensed the remaining unamortized debt issuance costs of $689,062, which expense (net of income taxes of $261,842) is classified as an extraordinary item in the statement of operations.

     The debt under the agreements is collateralized by inventory, accounts receivable, property and equipment and other assets. The agreement includes various restrictive covenants including the maintenance of specified levels of working capital and net worth, limitations on the incurrence of additional indebtedness and limitations on dividends to shareholders.

     The Company's prior debt agreement included the issuance of stock purchase warrants which entitled the holder of the warrants to purchase 127,840 shares of common stock of the Company. During 1995, all such warrants were repurchased by the Company for a total of $315,000.

     At December 31, 1996, the aggregate amount of long-term debt is payable as follows: $867,000 in 1997; $4,765,000 in 1998; $4,765,000 in 1999; $4,765,000 in
2000 and $18,650,500 in 2001. Beginning in 1998, certain additional principal amounts may be due based on the Company's levels of operating cash flows as defined by the agreement.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

6. CAPITAL LEASES

     Property and equipment include the following property under capital leases at December 31:

                                                                 1995          1996
                                                              ----------    ----------
Compressor equipment........................................  $3,950,912    $9,105,261
Less accumulated amortization...............................    (344,703)     (616,643)
                                                              ----------    ----------
                                                              $3,606,209    $8,488,618
                                                              ==========    ==========

     Future minimum lease payments as of December 31, 1996 under capital leases are as follows:

1997........................................................  $ 1,807,303
1998........................................................    1,807,303
1999........................................................    1,483,203
2000........................................................    1,452,026
2001........................................................    1,452,026
Thereafter..................................................    2,056,827
                                                              -----------
Future minimum lease payments...............................   10,058,688
Less amount representing interest...........................   (2,309,849)
                                                              -----------
Present value of future minimum lease payments..............    7,748,839
Less current portion........................................   (1,165,361)
                                                              -----------
Long-term portion...........................................  $ 6,583,478
                                                              ===========

7. CONTRACT ADVANCES

     In December, 1996, the Company received contract advances totalling approximately $22.8 million related to commitments to sell natural gas and natural gas liquids. The advances do not bear interest and are payable in product to be delivered over approximately nine months beginning in January 1997.

     In June of 1994, the Company received a contract advance of approximately $2.7 million related to a commitment to sell natural gas liquids. This advance does not bear interest, is payable in cash or in product, and has a final repayment date of June, 1997. The Company may terminate the contract and repay this advance at its option with 30 days notice. During 1995, the Company elected to reduce the contract advance by delivery of ethane volumes, reducing the contract advance by approximately $756,000.

8. INCOME TAXES

     Components of income tax expense (benefit) for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                                  1994         1995           1996
                                                --------    -----------    -----------
Current.......................................  $127,000    $    45,696    $   577,948
Deferred......................................        --     (2,220,000)    (4,213,158)
                                                --------    -----------    -----------
                                                $127,000    $(2,174,304)   $(3,635,210)
                                                ========    ===========    ===========

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

     A reconciliation of the income tax expense computed by applying the federal statutory rate to pre-tax income to the Company's effective income tax expense (benefit) is as follows:

                                                  1994          1995           1996
                                               ----------    -----------    -----------
Income tax expense computed by applying
  statutory rate.............................  $1,660,258    $   998,120    $ 1,354,924
State income taxes...........................     195,324        117,425        159,403
Nontaxable life insurance proceeds...........    (760,000)            --             --
Other........................................      24,530         18,825         29,506
Benefit of net operating loss carryforward...    (993,112)    (1,088,674)      (965,885)
Change in valuation allowance associated with
  deferred tax assets........................          --     (2,220,000)    (4,213,158)
                                               ----------    -----------    -----------
Income tax expense (benefit).................  $  127,000    $(2,174,304)   $(3,635,210)
                                               ==========    ===========    ===========

     Deferred tax assets and liabilities at December 31, 1995 and 1996 are comprised of the following:

                                                               1995           1996
                                                            -----------    -----------
Deferred tax assets:
  Allowance for losses and other..........................  $   127,900    $   158,503
  Deferred gain on sale leaseback.........................      142,936         96,579
  Contract advances.......................................           --      9,419,375
  Net operating loss carryforwards........................   14,554,295      4,448,500
  Deferred gain on futures contracts......................           --        411,573
  Alternative minimum tax credit carryforwards............      195,700        773,851
                                                            -----------    -----------
  Total deferred tax assets...............................   15,020,831     15,308,381
                                                            -----------    -----------
Deferred tax liabilities:
  Depreciation, depletion and amortization of property and
     equipment............................................     (617,700)    (2,225,498)
  Change from cash basis to accrual basis of accounting
     for income tax purposes..............................     (441,800)            --
                                                            -----------    -----------
Total deferred tax liabilities............................   (1,059,500)    (2,225,498)
                                                            -----------    -----------
Valuation allowance.......................................  (11,361,331)    (6,007,883)
                                                            -----------    -----------
Net deferred tax asset....................................  $ 2,600,000    $ 7,075,000
                                                            ===========    ===========

     At December 31, 1996, the Company had net operating loss carryforwards
(NOLs) totaling approximately $17.5 million for regular tax purposes and $18.0 million for alternative minimum tax purposes. If not utilized, these carryforwards will expire from 1999 to 2003. Due to the lack of existing legal precedent with respect to the tax rules governing the Company's NOLs, both the availability of the Company's NOLs and its prior utilization of NOLs (totaling approximately $37 million) may be challenged. Disallowance of the use of the NOLs would result in taxes associated with prior utilization of the NOLs being currently payable.

     Realization of the Company's deferred tax assets is dependent upon the generation of sufficient taxable income prior to the expiration of the NOLs and, for financial reporting purposes, the resolution of the matters noted above. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could be increased or decreased by a material amount in the near-term pending resolution of these matters.

9. COMMITMENTS AND CONTINGENCIES

     The Company, in the ordinary course of business, enters into fixed price sales contracts of natural gas. At December 31, 1995, the Company had fixed price gas sales contracts for prices ranging between $1.43 and $2.30 for the period January 1, 1996 and July 31, 1997. At December 31, 1996, the Company had fixed price gas sales contracts for prices ranging between $1.83 and $2.46 for the period January 1, 1997 to August 31, 1998.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

     As of December 31, 1996, the Company has outstanding $27,519,090 of letters of credit from commercial banks related to its purchases and sales of gas and has pledged inventory, accounts receivable, property and equipment and other assets as collateral.

     The Company occupies office space and maintains certain compressor equipment under operating leases and incurred rent expense of $1,461,300, $1,839,000 and $1,931,708 in 1994, 1995 and 1996, respectively. Future minimum rental payments under the terms of the leases are $191,473 in 1997.

     The Company is currently a defendant in litigation which involves primarily claims made by Colorado Interstate Gas ("CIG") that the Company and Continental Hydrocarbons, Inc. ("CHI"), a former subsidiary of the Company, improperly withheld proceeds from the sale of natural gas liquids processed at one of the Company's plants, have (among other things) defamed CIG and are, as a result, liable to CIG for unspecified actual and punitive damages. The companies from which CHI purchased the plant have also been sued by CIG and have sought indemnity from CHI and the Company for any liability they may have to CIG as well as other amounts allegedly owed them. The Company and CHI have generally denied the allegations against them in the case and have contended that they are owed certain amounts for the processing of natural gas. Though impossible to estimate with certainty, the Company believes that CIG is seeking actual damages in excess of $3 million. Additionally, the Company is currently involved in pending proceedings at the FERC in which certain parties allege that the primary function of the Company's processing plants is interstate transportation and thus that they are subject to FERC rate and certificate regulation. While the Company believes that its business is not subject to regulation by the FERC, it cannot predict the outcome of these proceedings. Various other lawsuits against the Company have arisen in the ordinary course of the Company's business. In the opinion of management, resolution of the CIG litigation, the FERC proceedings and such other matters will not have a material adverse effect on results of operations or financial position.

10. PROFIT SHARING AND THRIFT PLAN

     The Company currently participates with certain affiliates in a defined contribution plan (the "Plan") covering substantially all employees. Under the Plan provisions, the Company contributes 2% of each participant's annual salary, plus up to an additional 3% to match voluntary contributions by employees. Employees may make voluntary contributions of up to 10% of their annual compensation. The Company makes contributions to the Plan each pay period. Total expense for 1994, 1995 and 1996 was approximately $120,000, $106,000 and $141,500, respectively.

11. SHAREHOLDERS' EQUITY

     Preferred stock of the Company is convertible at the option of the holders into 586,847 shares of common stock of the Company. The preferred stock includes a liquidation preference equal to $40,000 per share plus all unpaid dividends. Dividends on the preferred stock are cumulative from the date of issuance at a rate of 7 1/2% applied to the liquidation value. At December 31, 1996, unpaid dividends totaling $587,250 had accumulated on the Preferred Stock.

     On January 1, 1996, the Company issued 200 shares of preferred stock in exchange for the minority interest ownership in the Beaver gas processing plant. As the minority interest ownership was held by affiliates of the Company with common ownership, the assets and liabilities associated with the acquired interest have been reflected at their historical amounts. Subsequently, the Company redeemed 51 shares of the preferred stock in exchange for cancellation of indebtedness owed the Company.

     As of December 31, 1994, stock options were outstanding on 68,000 shares of common stock exercisable at $1.47 per share through December 31, 1997. During 1995, all such stock options were canceled. Also during 1995, the Company granted certain employees phantom stock rights under which certain amounts would be due upon the occurrence of specified events. On February 28, 1996, these phantom stock rights were cancelled

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES and certain members of management were granted stock options for 204,000 shares of common stock. These options become exercisable only if certain performance criteria of the Company are met during the years of 1997 through 1999. The options, if earned, are exercisable at $.26 per share and expire at March 31, 2000. The amount of the options exercisable may also be limited based on the fair value of the Company's common stock at the date of exercise. The Company applies APB 25 in accounting for such stock options. Under this standard, compensation expense may be recognized associated with these options when earned, based on the fair value of the Company's common stock at the dates they are earned. Based on the provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," the grant date fair value of these options is not material and, accordingly, disclosure of pro forma information as required by this standard has not been presented.

     Also on February 28, 1996, the Company sold 461,997 shares of common stock of the Company to certain members of Company management for $100,000, payable in the form of notes receivable due in April of 1997 with interest at 8%. Based on the fair value of the Company's common stock at this date, compensation expense and a contribution of capital of $46,000 has been recognized in 1996.

12. FINANCIAL INSTRUMENTS

     DERIVATIVES -- The Company enters into futures contracts and options related to its buying and selling of natural gas. Specifically, the Company hedges its cost of future purchases of natural gas associated with its fixed price sales commitments. At December 31, 1995, the Company had futures contracts to purchase natural gas totaling approximately $1.8 million for the period from January of 1996 to April of 1996. At December 31, 1996, the Company had futures contracts to purchase natural gas totaling approximately $6.5 million for the period from January of 1997 to April of 1998. Also, at December 31, 1995, the Company had swap contracts on natural gas totaling approximately $1.3 million for the period of January and February of 1996. At December 31, 1996, the Company had swap contracts whereby the Company had fixed its price with respect to future purchases of natural gas totaling approximately $7.2 million for the period of January of 1997 to August of 1997. At December 31, 1995, the Company had sold put options on approximately 500,000 mcf of natural gas at prices of $2.00 to $2.25. At December 31, 1995 and 1996, the Company had deposits totaling $458,873 and $962,553, respectively, related to these contracts which are reflected as Accounts Receivable -- Other.

     Gains or losses on futures contracts, swaps and options designated as hedges are reflected in the Consolidated Statement of Operations in the same period as the associated sale of gas occurs. Gains or losses on futures contracts, swaps and options not designated as hedges are recognized as fluctuations occur in the value of the contracts. At December 31, 1996, all futures and swap contracts relating to the purchase of natural gas were designated as hedges. Gains on futures contracts totalling approximately $1.1 million at December 31, 1996 have been deferred. At December 31, 1996, the fair value of the swap contracts was approximately $2 million, which amount has also been deferred.

     At December 31, 1994 and 1995, no futures contracts or options were designated as hedges. At December 31, 1994, losses of $1,027,519 on futures contracts have been included in costs of purchased gas. At December 31, 1995, gains of $278,020 related to open futures contracts have been recognized and included in Marketing Fees and Other Revenues.

     Additionally, the Company periodically enters into futures contracts on behalf of its gas purchasers, with gains or losses on such contracts paid or billed to these customers. At December 31, 1995 and 1996, such contracts were not material.

     FAIR VALUE -- Based on the interest rates currently available to the Company for borrowings with similar terms and maturities, long-term debt and capital leases at December 31, 1995 and 1996 approximate fair value.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

     The estimated fair value of the contract advance liabilities at December 31, 1995 and 1996, assuming repayment under the scheduled terms of the agreements, is approximately $1.7 and $24.3 million, respectively.

     The fair value of the Company's futures and swaps at December 31, 1995 was approximately $.3 million and $1.2 million, respectively. The fair value of the Company's futures positions and swaps at December 31, 1996 was approximately $1.1 million and $2 million, respectively.

13. CONCENTRATIONS

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of companies located in the central United States. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and generally does not require collateral related to its receivables. The Company's derivative activities also subject it to credit risk. Such credit risk is considered by management to be limited based on its assessment of the financial strength of the individual counterparties to its derivative positions. Additionally, the Company had $5,039,000 and $32,197,000 of cash balances with banks at December 31, 1995 and 1996, respectively.

     In fiscal years 1995 and 1996, one customer accounted for approximately 23% and 12% of consolidated revenues, respectively. At December 31, 1995 and 1996, accounts receivable from this customer were $3,538,932 and $2,429,622, respectively.

14. SUBSEQUENT EVENTS

     In February 1997, the Company began negotiations with certain underwriters for a proposed public offering (the "Offering") of approximately $23 million of common stock. In connection with the Offering, the Company intends to reduce the par value of each share of common stock from $1.00 to $.01, increase the authorized common stock to 60,000,000 shares and the authorized preferred stock to 5,000,000 shares, and effect an approximate 136 to 1 common stock split. The accompanying financial statements reflect these changes as if they had occurred at December 31, 1993. The Company expects to use the net proceeds of the Offering to retire a substantial portion of its outstanding long-term debt.

15. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The interim consolidated financial statements presented herein are unaudited, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods.

     The Company has reached a settlement with one of the Mocane Plant Sellers which involves the Company's payment of approximately $1.2 million plus accrued interest (on a portion of the settlement) to such Mocane Plant Seller (See Note
9). The Company had previously recorded an accrued liability for a portion of the proceeds received from the processing of gas through the Mocane system and accordingly no additional provision is required. It is expected that this settlement will be concluded in the third quarter of 1997 at the same time as the Company purchases the interest of Conoco and its affiliate in the Laverne Plant.

     As a result of the utilization of the net operating loss carryforward for financial reporting purposes in the fourth quarter of 1996, the income tax provision for the first quarter of 1997 approximates the statutory rate for federal and state income taxes.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                       UNAUDITED PRO FORMA FINANCIAL DATA

             UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
 FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The unaudited condensed pro forma statement of operations gives effect to
(i) the disposition of the Company's oil and gas properties, assuming such transactions occurred at the beginning of the respective periods and (ii) the sale of common stock pursuant to this offering and the application of the estimated proceeds therefrom.

                          YEAR ENDED DECEMBER 31, 1996

                                           ACTUAL     ADJUSTMENTS      PRO FORMA
                                          --------    -----------      ---------
Operating revenues......................  $246,661        (603)(a)     $246,058
Operating expenses:
  Cost of purchased gas.................   225,535                      225,535
  Operating expenses....................     5,978         (91)(a)        5,887
  General and administrative............     5,623                        5,623
  Depreciation, depletion and
     amortization.......................     2,854         (96)(a)        2,758
                                          --------       -----         --------
          Total operating costs and
            expenses....................   239,990        (187)         239,803
                                          --------       -----         --------
Operating income........................     6,671        (416)           6,255
Other income (expense)..................    (2,686)      1,291(b)        (1,395)
                                          --------                     --------
Income before income taxes and
  extraordinary item....................     3,985         875            4,860
                                          --------                     --------
Income tax (expense) benefit............     3,635        (333)(c)        3,302
                                          --------                     --------
Income before extraordinary item........  $  7,620                     $  8,162
                                          ========                     ========
Primary earnings per share:
  Income before extraordinary item......  $   1.99                     $   1.42
                                          ========                     ========
Fully diluted earnings per share:
  Income before extraordinary item......  $   1.71                     $   1.32
                                          ========                     ========
Weighted average shares:
  Primary...............................     3,536       1,800(d)         5,336
                                          ========                     ========
  Fully diluted.........................     4,466       1,800(d)         6,266
                                          ========                     ========

---------------

(a) Adjustment to reflect the disposition of the Company's oil and gas properties.

(b) Adjustment to reflect the decrease in interest expense related to debt to be extinguished with proceeds from the sale of common stock.

(c) Adjustment to reflect income tax expenses on pro forma income before taxes and extraordinary item.

(d) Adjustment to reflect the Company's sale of common stock.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                         UNAUDITED PRO FORMA FINANCIAL DATA

                UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
      FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE THREE MONTHS ENDED MARCH 31,
                                      1997
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The unaudited condensed pro forma statement of operations gives effect to
(i) the disposition of the Company's oil and gas properties, assuming such transactions occurred at the beginning of the respective periods and (ii) the sale of common stock pursuant to this offering and the application of the estimated proceeds therefrom.

                       THREE MONTHS ENDED MARCH 31, 1997

                                          ACTUAL    ADJUSTMENTS      PRO FORMA
                                          -------   -----------      ---------
Operating revenues......................  $88,527                     $88,527
                                          -------                     -------
Operating Expenses:
  Cost of purchased gas.................   81,417                      81,417
  Operating expenses....................    1,559                       1,559
  General and administrative............    1,842                       1,842
  Depreciation, depletion and
     amortization.......................      899                         899
                                          -------                     -------
          Total operating costs and
            expenses....................   85,717                      85,717
                                          -------                     -------
Operating income........................    2,810                       2,810
                                          -------                     -------
Other income (expense)..................   (1,171)       340(b)          (831)
                                          -------                     -------
Income before income taxes and
  extraordinary item....................    1,639                       1,979
                                          -------                     -------
Income tax (expense) benefit............     (652)      (129)(c)         (781)
                                          -------                     -------
Income before extraordinary item........  $   987                     $ 1,198
                                          =======                     =======
Primary earnings per share:
  Income before extraordinary item......  $   .24                         .20
                                          =======                     =======
Fully diluted earnings per share:
  Income before extraordinary item......  $   .22                         .19
                                          =======                     =======
Weighted average shares:
  Primary...............................    3,613      1,800(d)         5,413
                                          =======                     =======
  Fully diluted.........................    4,393      1,800(d)         6,193
                                          =======                     =======

---------------

(a) Adjustment to reflect the disposition of the Company's oil and gas properties.

(b) Adjustment to reflect the decrease in interest expense related to debt to be extinguished with proceeds from the sale of common stock.

(c) Adjustment to reflect income tax expenses on pro forma income before taxes and extraordinary item.

(d) Adjustment to reflect the Company's sale of common stock.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

               [Description of top of inside back of cover page]

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Additional Information................    2
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   12
Use of Proceeds.......................   13
Dividend Policy.......................   13
Dilution..............................   14
Capitalization........................   15
Selected Consolidated Financial Data
  and Other Information...............   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   24
Management............................   39
Principal and Selling Shareholders....   45
Certain Transactions..................   46
Description of Capital Stock..........   48
Shares Eligible for Future Sale.......   50
Underwriting..........................   51
Legal Matters.........................   52
Independent Public Accountants........   52
Experts...............................   52
Glossary..............................   53
Index to Consolidated Financial
  Statements..........................   55

                             ---------------------
  UNTIL AUGUST 25, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                2,100,000 SHARES

                                     [LOGO]

                         CONTINENTAL NATURAL GAS, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------

                            OPPENHEIMER & CO., INC.

                           SOUTHWEST SECURITIES, INC.

                                 JULY 31, 1997

======================================================